


omi
LIMITED

82-5174

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

24 October, 2006

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America


SEC MAIL
RECEIVED
PROCESSING
OCT 27 2006
WASH, D.C.
186
SECTION

SUPPL

Dear Sir/Madam

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

| ITEM | DATE LODGED | DESCRIPTION |
|---|---|---|
| 1. | 20.10.06 | Notice of Annual General Meeting |
| 2. | 20.10.06 | Option & Redeemable Convertible Note |
| 3. | 23.10.06 | Initial Director's Notice |
| 4. | 23.10.06 | Final Director's Notice |

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

Should you require any further information, please do not hesitate to contact me.

Yours faithfully,

Tina Shey
Administration

Dlw 10/30




SEC MAIL
PROCESSING
RECEIVED
OCT 27 2006
WASH. D.C.
186
SECTION

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department:** COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/10/2006

TIME: 13:44:32

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Annual General Meeting

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 16 pages.

**Occupational & Medical Innovations Limited**
A.B.N. 11 091 192 871


omi
LIMITED

*Unit 1, 12 Booran Drive*
*SLACKS CREEK QLD 4127*

*PO Box 2150*
*LOGAN CITY BC QLD 4114*

*Ph: 07 3451 7000 Fax: 07 3209 4765*

20 October 2006

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

**ANNUAL GENERAL MEETING**

The Occupational & Medical Innovations Ltd (OMI) Annual General Meeting will be held in the Birdie Room of the Springwood Tower Apartment Hotel, 9 Murrajong Road, Springwood, Queensland 4127 on Thursday 23 November 2006 at 9.00 am Eastern Standard Time. The notice of meeting and Annual Report are being mailed to shareholders today.

In addition to the normal Annual meeting resolutions, shareholders will also be asked to approve: -

1. a proposed Convertible Note (**Note or Notes**) issue to sophisticated investors.
2. the issue of $50,000 in **Notes** to Dara Fraser (wife of the Chairman of OMI) and
3. the issue of $250,000 in **Notes** to a Director, Mr. Terry Skene. Mr. Skene was elected a director of OMI on 17 October 2006.

The notice of meeting includes explanatory notes re the terms and conditions of the proposed **Note** issue. The Company will shortly lodge a full copy of the Convertible Note Trust Deed on the ASX and OMI websites.

Ian Fraser

Chairman

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 2 of 16 pages.

# Notice of Annual General Meeting

The Annual General Meeting of Occupational & Medical Innovations Limited ("OMI" or the "Company") will be held at **The Birdie Room of the Springwood Tower Apartment Hotel, 9 Murrajong Road, Springwood, Queensland 4127** on **Thursday, 23 November 2006 at 9.00 am Eastern Standard Time.**

*RESOLUTIONS*

*Item 1 -* *Financial Statements and Reports*

To receive and consider the financial and other reports of the Company for the year ended 30 June 2006.

Refer to accompanying Explanatory Notes.

**Resolution 2 - Adoption of Remuneration Report**

To consider and, if thought fit, pass the following resolution:

"That the section of the Director's Report dealing with the remuneration of the Company's Directors and Senior Executives ('Remuneration Report') be adopted."

Refer to accompanying Explanatory Notes.

**Resolution 3 - Re-Election of Director - Mr Mark Rogers**

To consider and, if thought fit, pass the following resolution:

"That Mr Mark Rogers, who, having retired by rotation in accordance with clause 16.1 of the Company's constitution, and being eligible, offers himself for re-election, be re-elected as a director".

Refer to accompanying Explanatory Notes.

**Resolution 4 - Re-Election of Director – Mr Terry Skene**

To consider and, if thought fit, pass the following resolution:

"That Mr Terry Skene, who, having retired in accordance with clause 15.4 of the Company's constitution, and being eligible, offers himself for re-election, be re-elected as a director".

Refer to accompanying Explanatory Notes.

**Resolution 5 - Issue of Convertible Notes and Options**

Pursuant to Listing Rule 7.1 and for all other purposes, OMI seeks shareholder approval to issue and allot convertible notes and options as follows:

(a) up to 8,000,000 ($2,800,000) convertible notes of $0.35 each; and

(b) in conjunction with the issue of convertible notes, the issue of one (1) option for each one (1) convertible note, with each option entitling the holder to be issued with one (1) fully paid ordinary OMI share upon payment of the option exercise price of 35 cents.



Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 3 of 16 pages.

To consider and, if thought fit, pass the following resolution:

"That the following issues of securities be approved:

(a) the issue of up to 8,000,000 ($2,800,000) convertible notes at $0.35 per note; and

(b) the issue of up to 8,000,000 options in conjunction with the convertible notes (at the rate of one (1) option for each one (1) convertible note) at an exercise price of 35 cents per option."

Refer to accompanying Explanatory Notes.

**Resolution 6 - Issue of Convertible Notes and Options to a Director (Mr Ian Fraser)**

Pursuant to Listing Rule 10.11 and for all other purposes, to approve the issue of:

(a) up to 142,857 ($50,000) convertible notes of $0.35 each; and

(b) in conjunction with the issue of convertible notes, the issue of up to 142,857 options (at the rate of one (1) option for each one (1) convertible note), with each option entitling the holder to be issued with one (1) fully paid ordinary OMI share upon payment of the option exercise price of 35 cents,

to Mrs Dara Fraser, the wife of the Company's Chairman and Director, Mr Ian Fraser.

To consider and, if thought fit, pass the following resolution:

"That approval is given for the issue of up to 142,857 convertible notes at $0.35 per note to Mrs Dara Fraser, the wife of Mr Ian Fraser, the Company's Chairman and Director, and in conjunction with the issue of the convertible notes the issue of up to 142,857 options at an exercise price of 35 cents per option."

Refer to accompanying Explanatory Notes.

**Resolution 7 - Issue of Convertible Notes and Options to a Director (Mr Terry Skene)**

Pursuant to Listing Rule 10.11 and for all other purposes, to approve the issue of:

(a) up to 714,285 ($250,000) convertible notes of $0.35 each; and

(b) in conjunction with the issue of convertible notes, the issue of up to 714,285 options (at the rate of one (1) option for each one (1) convertible note), with each option entitling the holder to be issued with one (1) fully paid ordinary OMI share upon payment of the option exercise price of 35 cents,

to Mr Terry Skene or an entity associated with Mr Terry Skene.

To consider and, if thought fit, pass the following resolution:

"That approval is given for the issue of up to 714,285 convertible notes at $0.35 per note to Mr Terry Skene or an entity associated with Mr Terry Skene, and in conjunction with the issue of the convertible notes the issue of up to 714,285 options at an exercise price of 35 cents per option."

Refer to accompanying Explanatory Notes.



Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 4 of 16 pages.

**Other Business**

To deal with any other business that may be brought forward in accordance with the Constitution and the Corporations Act 2001 (Cth).

**Nature of Business**

Item 1 - will not be proposed as a resolution. However, shareholders will be provided with the opportunity to ask questions about the financial and other reports.

Resolution 2 - will be proposed as if it were an ordinary resolution, but under section 250R(3) of the Corporations Act 2001 (Cth) the vote of the shareholders on this resolution does not bind the directors or the Company.

Resolution 3 - will be proposed as an ordinary resolution.

Resolution 4 - will be proposed as an ordinary resolution.

Resolution 5 - will be proposed as an ordinary resolution (all securities referred to in Resolution 5 will be issued and allotted within three months after approval at the Meeting, except the securities referred to in Resolutions 6 and 7 which will be issued and allotted within one month).

Resolution 6 - will be proposed as an ordinary resolution, with the Company seeking approval under Listing Rule 10.11 to issue securities to a related party (all securities referred to in Resolution 6 will be issued and allotted within one month after approval at the Meeting).

Resolution 7 - will be proposed as an ordinary resolution, with the Company seeking approval under Listing Rule 10.11 to issue securities to a related party (all securities referred to in Resolution 7 will be issued and allotted within one month after approval at the Meeting).

By order of the Board



Donald Mackenzie
Company Secretary

18 October 2006



Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 5 of 16 pages.

**Notes regarding proxies and voting:**

**Appointing a proxy**

A shareholder who is entitled to attend and vote can appoint a proxy to attend and vote at the Meeting on their behalf. There is a proxy form included with this notice. A proxy need not be a shareholder of OMI.

A shareholder entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If proportions or numbers are not specified, each proxy may exercise half the available votes. If you require a second proxy form, please contact the Company Secretary on (07) 3457 7000.

For an appointment of a proxy to be effective, the proxy's appointment (and, if the appointment is signed by an attorney, the authority under which it was signed or a certified copy of the authority) must be received by OMI by 10.00 am Eastern Standard Time on Monday, 13 November 2006.

You can send in your proxy form to the Company by doing any of the following:

- Faxing it to (07) 3237 2152; or
- Posting or delivering it to Computershare at GPO Box 523 Brisbane, Qld 4001 in the reply-paid envelope.

**Voting Exclusion Statements**

The Company will disregard the following votes:-

Resolution 5 - any votes cast by a person who may participate in the proposed issues of securities or who might obtain a benefit, except a benefit solely in the capacity of a security holder, if the resolution is passed; and

- any votes cast by an associate of any of the above persons.

Resolution 6 - any votes cast by Mrs Dara Fraser, Mr Ian Fraser or an associate of Mrs Dara Fraser or Mr Ian Fraser.

Resolution 7 - any votes cast by Mr Terry Skene or an associate of Mr Terry Skene.

However, the Company need not disregard a vote on any of the Resolutions if:-

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the Chairman of the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

**Corporate Shareholders**

Corporate shareholders wishing to appoint a representative to attend the Meeting on their behalf must provide that person with a properly executed letter confirming that they are authorised to act as the company's representative. The authorisation may be effective either for this Meeting only or for all meetings of OMI.



Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 6 of 16 pages.

**Eligibility to vote at the Meeting**

OMI has determined, for the purposes of voting at the Meeting, that OMI shares are taken to be held by those shareholders registered at 7:00pm Eastern Standard Time on Tuesday, 21 November 2006.

**Registration**

If you are attending the Meeting, please bring your personalised proxy form with you. If you do not bring your form with you, you will still be able to attend the Meeting, but upon registration, representatives from OMI will need to verify your identity.

**How undirected proxies held by the Chairman of the Meeting will be voted**

The Chairman of OMI will chair the Meeting and will vote undirected proxies in favour of all of the resolutions. OMI encourages all shareholders who submit proxies to direct their proxy how to vote on each resolution.



Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 7 of 16 pages.

# Explanatory Notes to Items of Business

These Explanatory Notes are provided to shareholders of Occupational & Medical Innovations Limited ("OMI" or the "Company") to explain the resolutions to be put to shareholders at the Annual General Meeting of the Company to be held at The Birdie Room of the Springwood Tower Apartment Hotel, 9 Murrajong Road, Springwood, Queensland, 4127 on Thursday 23 November 2006 at 9.00 am Eastern Standard Time.

### Item 1: Financial Statements and Reports

The Corporations Act 2001 requires the Financial Report, Directors' Report and Auditor's Report to be laid before the Annual General Meeting. In addition, OMI's Constitution provides for such reports to be received and considered at the Meeting. Apart from the matters involving remuneration, which are required to be voted upon, neither the Corporations Act 2001 nor OMI requires shareholders to vote on such reports.

However, shareholders will be given ample opportunity to ask questions or make comments about these reports and the management of OMI at the Meeting. Shareholders will also be given a reasonable opportunity to ask the Company's Auditor questions about the conduct of the audit and the preparation and content of the Auditor's Report.

In addition to asking questions at the Meeting, shareholders may address written questions to the Company's Auditor which are relevant to:

- the content of the Auditor's Report to be considered at the Meeting; or
- the conduct of the audit of the annual financial report to be considered at the Meeting.

Any written questions must be submitted to the Company Secretary before 3 November 2006:

- by email: accounts@omiltd.com;
- by fax: 07 3209 4765; or
- by posting to the Company Secretary at PO Box 2150, Logan City DC, Qld, 4114.

Copies of the questions received, and answers, will be available at the Meeting.

### Resolution 2: Adoption of Remuneration Report

In accordance with Section 250R(2) of the Corporations Act 2001, shareholders are asked to adopt the Company's Remuneration Report at the Annual General Meeting. The Remuneration Report is set out in the Directors' Report on pages 12 to 13 of the Annual Report.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the Meeting. The vote on this resolution is advisory only and does not bind the Directors or the Company.

The Board of OMI unanimously recommends that shareholders vote in favour of the resolution. The Board makes this recommendation noting that each Director has a personal interest in his own remuneration from the Company, as described in the Remuneration Report.

### Resolution 3: Re-election of Director (Mr Mark Rogers)

As part of its ongoing performance review process, the Board of OMI considered the contribution made by Mr Mark Rogers and supports his re-election as a Director.

The Board considers Mark Rogers to be an independent Director.



Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 8 of 16 pages.

**Resolution 4: Re-election of Director (Mr Terry Skene)**

Mr Terry Skene was appointed as an additional director by the Board pursuant to Rule 15.4 of the Company's constitution on 17 October 2006. Mr Skene is an experienced businessman with strong links to the local community in which OMI operates. His re-election is strongly supported by the Board.

The Board considers Terry Skene to be an independent Director.

**Resolution 5: Issue of Convertible Notes and Options**

Resolution 5 deals with the proposed issue of convertible notes and options by the Company.

*Listing Rule 7.1 provides that a listed company is required to obtain shareholder approval for the issue of securities on a non pro-rata basis which are in excess of 15% of the company's issued share capital over a rolling 12 month period.*

*The proposed issue of convertible notes and options will exceed 15% of the Company's issued share capital.*

*In accordance with Listing Rule 7.3, the Company provides the following information in relation to the terms and conditions of the convertible notes and options:*

- *The Company will issue up to 8,000,000 convertible notes at a face value of $0.35 each. If the Company issues the whole 8,000,000 this will equate to the Company raising $2,800,000.*

- *The convertible notes and options will be issued and allotted by no later than 14 February 2007, being three (3) months after the meeting. However, in accordance with ASX Listing Rules, the convertible notes and options the subject of Resolutions 6 and 7 will be issued and allotted by no later than 14 December 2006, being one (1) month after the date of the meeting. Allotment will occur progressively, as and when applications are received, processed and approved by the Company.*

- *The convertible notes are to be redeemed at face value on 30 September 2009.*

- *Conversion may take place at any time after six (6) months from the date of issue and before 30 September 2009. Conversion must be effected by the noteholder serving the appropriate notice on the Company (at no further charge or cost).*

- *The noteholder may convert the convertible notes to ordinary shares at a rate of 1 convertible note to 1 ordinary share. This equates to an underlying issue price of 35 cents per ordinary OMI share. OMI ordinary shares issued upon conversion of notes will rank pari passu with all other issued OMI ordinary shares.*

- *However, if the OMI share price at the time of conversion is below 28 cents, then the noteholder is entitled to convert the convertible note into OMI ordinary shares at a 10% discount to the share price. In this regard, the share price is calculated as the weighted average price for ordinary OMI shares over the last 5 days on which sales in ordinary shares were recorded before the date of conversion.*

  *By way of example, at various share prices the rate of conversion of each convertible note would be as set out in the following table:*



Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 9 of 16 pages.

| *OMI ordinary share price at time of conversion:* | *Each convertible note can be converted into:* |
|---|---|
| *40 cents* | *1 OMI ordinary share* |
| *35 cents* | *1 OMI ordinary share* |
| *28 cents* | *1 OMI ordinary share* |
| *25 cents* | *1.55 OMI ordinary shares* |
| *22 cents* | *1.77 OMI ordinary shares* |
| *20 cents* | *1.94 OMI ordinary shares* |

*The above table is not a definitive statement of all possible rates of conversion. If the five day weighted average price is less than 28 cents the conversion rate will increase to reflect an issue price equal to a 10% discount to the weighted average price.*

- *The Company's share price at close of business on 12 October 2006 was 36.5 cents. At that share price each convertible note could be converted into 1 ordinary share.*

- *The Company's highest and lowest closing ordinary share price on ASX during the 3 months ended 12 October 2006 was 56 cents and 36.5 cents respectively. At the highest share price of 56 cents, each convertible note could be converted into 1 ordinary OMI share. At the lowest share price of 37 cents each convertible note could still be converted into 1 ordinary OMI share.*

- *The Company's highest and lowest closing ordinary share price on ASX during the 12 months ended 12 October 2006 was $1.89 and 36.5 cents respectively. At the highest share price of $1,89, each convertible note could be converted into 1 ordinary OMI share. At the lowest share price of 36.5 cents each convertible note could still be converted into 1 ordinary OMI share.*

- *The Company currently has 31,178, 626 ordinary shares on issue. If the Company's share price remained at or above 28 cents and if all 8,000,000 convertible notes were issued and subsequently converted into ordinary shares, then 8,000,000 additional ordinary shares would be issued by the Company, resulting in 39,178,626 ordinary shares on issue.*

*The effect on the Company's issued share capital if all convertible notes were converted at various OMI share prices is set out in the following table:*

| *OMI ordinary share price at time of conversion:* | *Each convertible note can be converted into:* | *Resulting in the following number of OMI ordinary shares being issued:* | *Resulting in the following total number of OMI ordinary shares on issue:* |
|---|---|---|---|
| *40 cents* | *1 OMI ordinary share* | *8,000,000* | *39,178,626* |
| *35 cents* | *1 OMI ordinary share* | *8,000,000* | *39,178,626* |
| *28 cents* | *1 OMI ordinary share* | *8,000,000* | *39,178,626* |
| *25 cents* | *1.55 OMI ordinary shares* | *12,400,000* | *43,578,626* |
| *22 cents* | *1.77 OMI ordinary shares* | *14,160,000* | *45,338,626* |
| *20 cents* | *1.94 OMI ordinary shares* | *15,520,000* | *46,698,626* |

- *Interest on the convertible notes is payable quarterly in arrears (at the end of each quarter) at the rate of 10% per annum, to noteholders holding notes on the interest record date (which is 5 business days before the end of each quarter).*



Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 10 of 16 pages.

- *The Company may redeem the convertible notes at any time prior to the expiry of their term by paying 110% of the face value of the convertible notes. However, the Company has no right or entitlement to convert the notes into shares - only a noteholder has and can exercise such a right.*

- *The convertible notes will be transferable.*

- *Convertible noteholders will have the benefit of a first ranking fixed and floating charge over all the assets and undertakings of OMI.*

- *The Company will issue at no additional cost to each noteholder one (1) option, each to acquire one (1) ordinary OMI share for every one (1) convertible note issued by the Company to that noteholder. OMI ordinary shares issued upon exercise of options will rank pari passu with all other issued OMI ordinary shares.*

- *The options will lapse on 30 September 2009, if not exercised.*

- *The options are exercisable upon payment of 35 cents per option.*

- *The options will be transferable.*

- *An option holder may only participate in new issues of securities otherwise open to shareholders if the option has been exercised and the OMI ordinary share resulting from such exercise has been issued and allotted before the record date for determining entitlement to participate in the new issue.*

- *The options will include terms that comply with the Listing Rule requirements relating to options, including following a bonus issue, a rights issue or a capital reconstruction. Attached is a summary that sets out the manner in which the exercise price or number of OMI ordinary shares over which an option can be exercised will be adjusted in the event of a bonus issue, a rights issue or a capital reconstruction.*

- *The convertible notes and options will not be listed on the Australian Stock Exchange.*

- *All funds raised will be applied as general working capital.*

- *Invitations to apply for convertible notes will be made to various sophisticated and other like investors, and may include existing shareholders in the Company.*

- *A voting exclusion statement under Listing Rule 14.11 is included in the Notice of Meeting.*

- *The full terms and conditions of the convertible notes and options are set out in the Option and Redeemable Convertible Note Trust Deed, a copy of which can be obtained from the company announcements platform on the ASX website (www.asx.com.au; ASX company code: OMI) or from OMI's website (www.omiltd.com).*

**Resolution 6: Issue of Convertible Notes and Options to a Director (Mr Ian Fraser)**

Resolution 6 is to approve the issue of up to 142,857 ($50,000) convertible notes to Mrs Dara Fraser, the wife of Mr Ian Fraser.

The convertible notes the subject of this resolution are the same as and form part of the convertible notes the subject of Resolution 5.

In conjunction with the issue of the convertible notes, Mrs Dara Fraser will be issued with up to 142,857 options (at the rate of one (1) option for each one (1) convertible note).

The convertible notes and options will be issued to Mrs Dara Fraser at the same price of $0.35 per note and on the same terms and conditions as set out under Resolution 5. Accordingly, the convertible notes and options are being issued on arm's length terms.



Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 11 of 16 pages.

The funds raised from the issue of convertible notes and options will also be the same as set out under Resolution 5, namely to be applied as general working capital.

In accordance with the ASX Listing Rules, the convertible notes and options issued pursuant to this resolution will be issued and allotted within one month of the Meeting.

A voting exclusion statement under Listing Rule 14.11 is included in the Notice of Meeting.

In accordance with ASX Listing Rule 7.2 (Exception 14), if shareholder approval under Listing Rule 10.11 is given to this resolution, approval is not required under Listing Rule 7.1. That is, the issue of securities under this resolution will not count towards the Company's Listing Rule 7.1 "15% cap".

**Resolution 7: Issue of Convertible Notes and Options to a Director (Mr Terry Skene)**

Resolution 7 is to approve the issue of up to 714,285 ($250,000) convertible notes to Mr Terry Skene or an entity associated with Mr Terry Skene..

The convertible notes the subject of this resolution are the same as and form part of the convertible notes the subject of Resolution 5.

In conjunction with the issue of the convertible notes, Mr Terry Skene or an entity associated with Mr Terry Skene will be issued with up to 714,285 options (at the rate of one (1) option for each one (1) convertible note).

The convertible notes and options will be issued to Mr Terry Skene or an entity associated with Mr Terry Skene at the same price of $0.35 per note and on the same terms and conditions as set out under Resolution 5. Accordingly, the convertible notes and options are being issued on arm's length terms.

The funds raised from the issue of convertible notes and options will also be the same as set out under Resolution 5, namely to be applied as general working capital.

In accordance with the ASX Listing Rules, the convertible notes and options issued pursuant to this resolution will be issued and allotted within one month of the Meeting.

A voting exclusion statement under Listing Rule 14.11 is included in the Notice of Meeting.

In accordance with ASX Listing Rule 7.2 (Exception 14), if shareholder approval under Listing Rule 10.11 is given to this resolution, approval is not required under Listing Rule 7.1. That is, the issue of securities under this resolution will not count towards the Company's Listing Rule 7.1 "15% cap".



Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 12 of 16 pages.

## Summary outlining when option exercise price or exercise ratio may be adjusted

### Bonus Issues

If OMI makes a bonus issue of shares or other securities pro rata to holders of shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no OMI ordinary share has been allotted in respect of an option before the record date for determining entitlements to the bonus issue then that option, when exercised, will entitle the holder to receive the bonus issue in respect of the OMI ordinary share(s) resulting from exercise of the option as if the option has been exercised and the OMI ordinary share allotted before the record date. That is, the number of ordinary shares over which the option is exercisable will increase by the number of OMI ordinary shares the holder of the option would have received if the option had been exercised before the record date for the bonus issue.

### Rights Issues

If OMI makes an offer of ordinary shares pro rata to existing shareholders (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no ordinary share has been allotted in respect of an option before the record date for determining entitlements to the rights issue, the exercise price of options shall be reduced according to the following formulae:

$$X = O - E[P-(S + D)] / (N + 1)$$

where:

X = the new exercise price of the option;

O = the previous exercise price of the option;

E = the number of shares into which one option may be exercised;

P = the weighted average market price of OMI ordinary shares sold in the ordinary course of trading on the ASX during the five trading days ending on the day immediately prior to the ex-rights date or ex-entitlement date;

S = the subscription price for new OMI ordinary shares under the rights issue;

D = any dividends due but not yet paid on existing OMI ordinary shares (except those to be issued under the pro rata issue); and

N = the number of OMI ordinary shares with rights or entitlements that must be held to receive a right to one new OMI ordinary share.



Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 13 of 16 pages

**Capital Reconstructions**

If there is a reorganisation of capital of OMI applying pro rata to existing shareholders and no OMI ordinary share has been allotted in respect of an option before the record date for determining reorganisation to such capital, then the following shall apply:

(a) each option will entitle the holder to subscribe for ordinary shares ranking pari passu with the ordinary shares on issue after the reconstruction;

(b) in the event of a consolidation of the share capital of OMI, the number of options will be consolidated in the same ratio as the ordinary share capital and the exercise price will be amended in inverse proportion to that ratio;

(c) in the event of a subdivision of the share capital of OMI, the number of options will be subdivided in the same ratio as the ordinary share capital and the exercise price will be amended in inverse proportion to that ratio;

(d) in the event of a return of share capital, the number of options will remain the same and the exercise price of each option will be reduced by the same amount as the amount returned in relation to each ordinary share;

(e) in the event of a reduction of capital by a cancellation of paid up capital that is either lost or not represented by available assets where no shares are cancelled, the number of options and the exercise price of each option will remain unaltered;

(f) in the event of a pro-rata cancellation of capital, the number of options will be reduced in the same ratio as the ordinary share capital and the exercise price of each option will be amended in inverse proportion to that ratio;

(g) in any other case, the number of options or the exercise price, or both, must be reorganised so that the holder of the option will not receive a benefit that holders of OMI ordinary shares do not receive,

provided that in any case the options will be reorganised as required by the Listing Rules on a reorganisation of capital.



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# Proxy Form

## Occupational & Medical Innovations Limited
ACN 091 192 871

**All correspondence to:**

ComputerShare Investor Services Pty Limited
GPO 523
BRISBANE QLD 4001

Enquiries (within Australia) 1300 552 270
(outside Australia) +61 3 9415 4000
Facsimile +61 7 3237 2152

Mark this box with an "X" if you have made any changes to your address details (see reverse) 

<SHAREHOLDER NAME>
<ADDRESS>
<ADDRESS>
<ADDRESS>
<ADDRESS>

### Appointment of Proxy

I/We being a member/s of Occupational & Medical Innovations Limited and entitled to attend and vote hereby appoint

 the Chairman of the Meeting (mark with an "X") **OR**  Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Occupational & Medical Innovations Limited to be held at The Birdie Room of the Springwood Tower Apartment Hotel, 9 Murrajong Road, Springwood QLD 4127 on Thursday, 23 November 2006 at 9.00 a.m. (eastern standard time) and at any adjournment of that meeting.

 

**IMPORTANT: FOR ITEM 6 BELOW:**
If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on item 6 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the meeting may exercise your proxy even if he has an interest in the outcome of that item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on item 6 and your votes will not be counted in computing the required majority if a poll is called on this item 6. The Chairman of the Meeting intends to vote undirected proxies in favour of item 6.

### Voting directions to your proxy - please mark  to indicate your directions

| Business | | For | Against | Abstain* |
|---|---|---|---|---|
| Item 1 | Financial Statements and Reports | | | |
| Resolution 2 | Adoption of Remuneration Report | | | |
| Resolution 3 | Re-election of director - Mr Mark Rogers | | | |
| Resolution 4 | Re-election of director - Mr Terry Skene | | | |
| Resolution 5 | Issue of convertible notes and options | | | |
| Resolution 6 | Issue of convertible notes and options to a director (Mr Ian Fraser) | | | |
| Resolution 7 | Issue of convertible notes and options to a director (Mr Terry Skene) | | | |

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

## PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1

Sole Director and
Sole Company Secretary

Securityholder 2

Director

Securityholder 3

Director/Company Secretary

Contact Name

Contact Daytime Telephone

Date / /



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## How to complete the Proxy Form

### 1. Your Name and Address

This is your name and address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker should advise their broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

### 2. Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting, please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

### 3. Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

### 4. Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

### 5. Signing instructions

You must sign this form as follows in the spaces provided:

| | |
|---|---|
| Individual: | where the holding is in one name, the holder must sign. |
| Joint Holding: | where the holding is in more than one name, all of the securityholders should sign. |
| Power of Attorney: | to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. |
| Companies: | where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. |

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

### Lodgment of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the meeting on 23 November 2006. **That is, all Proxy Forms must be received by no later than 9.00 a.m. on Tuesday, 21 November 2006.** Any Proxy Form received after that time will not be valid for the scheduled meeting.

**Documents may be posted, delivered or faxed to the Registered Office of Occupational & Medical Innovations Limited being:**

ComputerShare Investor Services Pty Limited
GPO 523
Brisbane Qld 4001
Facsimile: +61 7 3237 2152



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ASX
AUSTRALIAN STOCK EXCHANGE


SEC MAIL
RECEIVED
PROCESSING
OCT 27 2006
WASH, D.C.
186
SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 20/10/2006

TIME: 13:53:10

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Option & Redeemable Convertible Note

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

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DATED: ______________________ 2006

**BETWEEN:**

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED**

**AND:**

**BEATH INVESTMENT SERVICES PTY LIMITED**

---

# OPTION AND REDEEMABLE CONVERTIBLE NOTE TRUST DEED

---

*DOHERTY PARTNERS*
Barristers and Solicitors
Level 1, 171 Bigge Street
LIVERPOOL NSW 2170

Tel: (02) 9601-7300
Fax: (02) 9824-0876

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CONTENTS





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SCHEDULE 1 – CONDITIONS OF NOTES





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# OPTION AND REDEEMABLE CONVERTIBLE NOTE TRUST DEED

**DATE** 2006

**PARTIES**

**OCCUPATION & MEDICAL INNOVATIONS LIMITED** ACN 091 192 871 (**"OMI"**)

**BEATH INVESTMENT SERVICES PTY LIMITED** ACN 107 491 154 (**"Trustee"**)

**RECITALS**

A. OMI desires to enter into this deed to enable OMI to raise money by the issue of options and redeemable convertible secured notes to be constituted in the manner provided by this deed.

B. The Trustee has agreed to act as trustee of this deed for the benefit of the Noteholders on the terms and conditions contained in this deed.

**OPERATIVE PROVISIONS**

## 1. INTERPRETATION

### 1.1 Definitions

In this deed (including the recitals and the schedules) unless the context otherwise requires:

"**ASIC**" means the Australian Securities & Investments Commission;

"**Auditor**" means the auditor of OMI for the time being;

"**Board**" means the Directors acting collectively;

"**Business Day**" means a day on which banks are open for general banking business in Brisbane, Queensland;

"**Charge**" means the first ranking fixed and floating charge over the undertaking and assets of OMI granted by OMI in favour of the Trustee to secure OMI's obligations to pay the moneys owing pursuant to this deed.

"**Collateral Security**" means the Charge and any deed or other instrument supplemental or collateral to this deed which is intended to provide collateral security (including, without limitation, by means of assignment) for the payment of the Principal Moneys;

"**Consolidated Balance Sheet**" means the balance sheet of OMI and the entities that it controls prepared in the form and in the manner required by the Corporations Act;

"**corporation**" means any body corporate wherever incorporated or domiciled;



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"**this deed**" or "**the Deed**" means this trust deed (including the recitals and schedules hereto) as originally executed and as it may from time to time be amended in accordance with the provisions of this deed and every reference to "**this deed**" or to "**the Deed**" shall, except to the extent that the context clearly otherwise indicates, be deemed to include all supplemental or collateral deeds whether or not they are expressly included in such reference;

"**Directors**" means the directors of OMI from time to time (including their respective alternate directors);

"**Issue Period** " means the period commencing on the date of this deed and expiring on 22 February 2007 (except where ASX Listing Rule 10.11 applies, with the Issue Period expiring on 22 December 2006 in respect of any issues of securities to which ASX Listing Rule 10.11 applies);

"**Liquidator**" means any official in whom management of OMI may become vested for the purpose of liquidating its assets and repaying (in so far as is possible) its debts and administering OMI to the eventual cessation of its business and its valid existence;

"**moneys owing pursuant to this deed**" means the Principal Moneys and interest and any other moneys payable in respect of the Notes to any Noteholder under or pursuant to this deed or the Note Conditions and any other moneys for the time being payable by OMI under or pursuant to this deed;

"**month**" means calendar month;

"**Note Conditions**" means the terms and conditions under which the Notes are issued as applying at the time of such issue, being the terms and conditions set out in schedule 1 or (if applicable) as those terms and conditions have been modified in accordance with this deed at that time;

"**Notes**" means redeemable convertible secured notes of OMI from time to time issued pursuant to and subject to and entitled to the benefit of this deed and outstanding from the date of issue of the said redeemable convertible secured note;

"**Noteholders**" or "**Holders**" means the several persons whose names are for the time being entered in the Register as holders of Notes jointly, unless the context refers to an individual Noteholder or Holder;

"**OMI Share**" means an ordinary share in the capital of OMI;

"**Option**" means an option to subscribe for one OMI Share;

"**Option Conditions**" means the terms and conditions under which an Option is issued as applying at the time of such issue, being the terms and conditions set out in schedule 3 or (if applicable) as those terms and conditions have been modified in accordance with this deed at that time;

"**Option holder**" means the several persons whose names are for the time being entered in the Register of holders of Options;



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"**Ordinary Resolution**" means a resolution voted for at a meeting of the Noteholders duly convened and held in accordance with the provisions of schedule 2 by a simple majority of the total number of votes cast in respect of it;

"**outstanding**" means, in relation to the Notes, all the Notes that have been created and issued under this deed other than:

(a) those which have been redeemed in accordance with this deed or the Note Conditions; and

(b) those in respect of which the date for redemption in accordance with the Note Conditions has occurred and the redemption moneys (including all interest payable) have been duly paid to or applied to Noteholders or paid to the Trustee (as the case may be) for payment to Noteholders holding those Notes;

"**Principal Moneys**" means the principal moneys payable by OMI on the Notes;

"**Register**" means any register of Noteholders or Option holders kept pursuant to this deed;

"**Registrar**" means the person appointed to maintain the Register;

"**repay**" includes "**redeem**" and vice versa;

"**Right**" includes power, remedy, interest, entitlement, privilege, cause of action and benefit;

"**Special Resolution**" means a resolution voted for at a meeting of the Noteholders duly convened and held in accordance with the provisions of schedule 2 by a majority consisting of not less than three-fourths in nominal value of the total number of votes (both affirmative and negative) cast in respect of it;

"**Trust**" means the trust constituted by this deed;

"**Trustee**" means the trustee or trustees for the time being of this deed whether original, added or substituted;

"**winding-up**" means the making of an order or the passing of an effective resolution appointing a Liquidator for the purposes of winding up OMI or any other analogous act or event whereby OMI at the conclusion of such a proceeding ceases to be duly incorporated or validly existing; and

"**writing**" includes printing, typing, lithography and other modes of reproducing words in a visible form.

1.2 **Interpretation**

In this deed (including the recitals and the schedules) unless the context otherwise indicates:

(a) a reference to this deed includes this deed and (even where it is not expressly referred to) any Collateral Security;

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(b) a reference to any legislation or legislative provision includes any statutory modification or re-enactment of, or legislative provision substituted for, and any subordinate legislation issued under, that legislation or legislative provision;

(c) the singular includes the plural and vice versa;

(d) a reference to an individual or person includes a corporation, partnership, joint venture, association, authority, trust, state or government and vice versa;

(e) a reference to any gender includes all genders;

(f) a reference to a recital, clause, schedule, annexure or exhibit is to a recital, clause, schedule, annexure or exhibit of this deed;

(g) a recital, schedule, annexure or a description of the parties forms part of this deed;

(h) a reference to a balance sheet or profit and loss account of OMI includes a reference to all notes thereto;

(i) a reference to any document, deed or agreement including this deed is to that document, deed or agreement as amended, notated, supplemented, varied or replaced from time to time;

(j) a reference to any date shall mean up to 5.00 pm Australian Eastern Standard Time in Brisbane, Queensland on that date and events which occur after that time shall be regarded as having occurred on the day following the occurrence of the event;

(k) a reference to "dollars" or "$" is to Australian currency;

(l) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including without limitation, persons taking by novation) and assigns;

(m) a reference to consent or approval by the Trustee means such consent or approval with or without conditions but, where such consent or approval is given with conditions, constitutes consent or approval only if, and for so long as, such conditions are satisfied;

(n) where an expression is defined, another part of speech or grammatical form of that expression has a corresponding meaning; and

(o) a word or expression defined in, or given a meaning for the purposes of, the Corporations Act (except where defined, or given a meaning in clause 1.1) has the same definition or meaning in this deed where it relates to the same matters for which it is defined, or given a meaning, in the Corporations Act.



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### 1.3 Headings and Table of Contents

In this deed, headings and the table of contents are for convenience of reference only and do not affect interpretation.

### 1.4 Business Days

Where an obligation is due for performance under this deed or the terms of issue of the Notes on a day which is not a Business Day, it may be performed on the immediately following Business Day.

## 2. APPOINTMENT OF TRUSTEE

The Trustee is appointed a trustee of this deed and agrees to so act as trustee in the interests and for the benefit of Noteholders on the terms and conditions contained in this deed.

## 3. LIMITATIONS ON ISSUE OF NOTES AND LIABILITY

### 3.1 Conditions to Issue of Notes

OMI covenants with the Trustee that it will not issue any Notes until the Trustee has received (if requested) all of the following in form and substance satisfactory to it:

(a) a copy of a resolution of the Board of OMI authorising the execution, delivery and performance of this deed and the Charge;

(b) a counterpart of this deed and the Charge duly executed by OMI; and

(c) subject to execution by the Trustee, evidence that the Charge has been or will be stamped and lodged for registration as a charge at ASIC.

### 3.2 Consent

OMI may issue Notes under this deed at its discretion up to a maximum aggregate value of $2,800,000, but covenants that it will not issue any Notes under this deed in excess of such maximum aggregate value without the prior written consent of the Trustee.

### 3.3 Validity

The issues of any Notes in breach of clause 3.2 above will not affect the validity of those Notes or OMI's obligations and duties in respect of them, unless it is proved the recipient had actual knowledge at the time of such issue that it constituted a breach of clause 3.2.



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## 4. NOTE ISSUE PROCEDURE

### 4.1 Issue

Subject to clause 3 and the other provisions of this deed, OMI may from time to time issue Notes (subject to the Note Conditions).

### 4.2 Issue Period

OMI may only issue Notes during the Issue Period applicable to the relevant Noteholder.

## 5. OPTION ISSUE PROCEDURE

Subject to the provisions of this deed, OMI must issue to each party to whom it issues Notes, one Option for every Note so issued.

## 6. CREATION OF NOTES

Upon payment of the subscription moneys for a Note, receipt of a duly completed application form and the acceptance of that application, OMI will be taken to have created that Note subject to the terms of this deed (including the Note Conditions).

## 7. NATURE AND STATUS OF NOTES

(a) The Notes and Options are evidenced by entry in the Register of the name of the Holder.

(b) Each entry in the Register in respect of a Note or an Option constitutes:

(i) sufficient and conclusive evidence to all persons and for all purposes that the person whose name is, or persons whose names are, so entered is or, as the case may be, are entitled to the Note or the Option as they case may be, in accordance with this deed; and

(ii) evidence of the previous undertaking by OMI to make all principal and other payments and redemptions and do all other acts in relation to that Note in accordance with this deed.

## 8. REGISTRAR

(a) OMI must appoint a Registrar to maintain the Register.

(b) OMI must procure that the Registrar inscribes details in respect of the Notes and Options as may be required by this deed.

(c) OMI may (but is not obliged to) appoint the Registrar to make payments on its behalf to Noteholders or, as the case may be, to the Trustee in lieu of Noteholders, as and when required by this deed.



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## 9. CONDITIONS AND TERMS OF ISSUE

### 9.1 Conditions

The Notes and Options shall be held by the Noteholders and Option holders respectively with the benefit of and subject to the provisions of this deed as supplemented or varied by the terms of issue of any of the Notes or Options (if not inconsistent with this deed). The terms of issue of the Notes are as set out in the Note Conditions. The terms of issue of the Options are as set out in the Option Conditions.

### 9.2 Issues

Notes may be issued to such persons at such times and in such amounts and bearing such respective rates of interest (if any) and payable at such respective dates or periods and for such consideration as, or as set by such mechanisms as, the Directors may from time to time determine and generally on such other terms which in the opinion of the Trustee are not contrary to or inconsistent with the provisions of this deed.

### 9.3 Terms

The terms upon which any Notes or Options are issued shall be binding on OMI, the Trustee and the Noteholders and the Option holders and all persons claiming through or under them respectively.

## 10. OMI'S BRANDS COVENANT TO PAY

### 10.1 Covenants

OMI covenants with the Trustee that it will:

(a) subject to and in accordance with this deed and in particular (without limiting the generality) Note Condition 8, as and when the Notes or any of them become due to be redeemed in accordance with the terms of issue of the Notes (subject to the Note Conditions) unconditionally redeem the Notes and apply the Principal Moneys as consideration for the issue of OMI Shares to the Noteholders, or if redemption in that manner is not required, make payment in dollars to the Noteholders (or where an event of default referred to in clause 33 has occurred, by payment in dollars to the order or direction of the Trustee) of the Principal Moneys in respect of the Notes due for redemption on that date; and

(b) (subject to the Note Conditions) in the meantime and until that redemption is duly made or (in the case of payment made after the due date or pursuant to the Note Conditions) until the date on which notice of that payment is given to Noteholders unconditionally pay in dollars to the Noteholders (or where an event of default referred to in clause 33 has occurred to the order or direction of the Trustee) interest on the Principal Moneys (before and after any judgment or other order of a competent Court) at the rate or rates and on



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the dates specified in the terms of issue and until and including the date upon which the Notes are redeemed or paid off in full and calculated in accordance with the terms of issue of the Notes.

## 11. PAYMENTS BY TRUSTEE

11.1 Upon receiving a payment in dollars and in cleared funds under clause 10, the Trustee must pay the amount actually received or cause the amount actually received to be paid to the Noteholders, by way of Principal Moneys, interest and other moneys owing in respect of the Notes by cheque crossed non-negotiable drawn in favour of the Noteholders and posted to the Noteholders at their registered address or in the case of joint holders to that one of the joint holders who is first named in the Register or by such other means of payment which may be requested by such a Noteholder and approved by the Trustee and such payment will operate as payment in satisfaction pro tanto of OMI's payment and repayment obligations.

## 12. ADDITIONAL COVENANTS BY OMI

OMI covenants with the Trustee that it will, while there are Notes outstanding:

(a) execute and do all such assurances and things as shall be required for giving effect to this deed, the Notes and the terms of issue of the Notes and conferring the full benefit of them upon Noteholders;

(b) strive to carry on and conduct its business in a proper and efficient manner;

(c) keep or cause to be kept proper books of account and enter in them full particulars of all dealings and transactions in relation to its business and on the occurrence of an event of default will to the same extent as if the Trustee or any registered company auditor appointed by the Trustee were a Director make available for inspection by the Trustee or any such auditor the whole of the accounting or other records of OMI and will give to them such information as they require with respect to all matters relating to the accounting or other records of OMI;

(d) adequately insure or cause to be insured the assets of itself and the entities it controls against all material risks properly insurable against;

(e) duly comply with all statutory requirements with respect to the lodging of reports, accounts and statements, the furnishing of reports, accounts and statements to the Trustee, and the keeping open of all registers for inspection and all other like matters;

(f) give to the Trustee any information which it may reasonably require for the purposes of this deed and promptly notify the Trustee of the occurrence of the events specified in clause 33 and any other information necessary to enable the Trustee to exercise any powers under clause 34;

(g) on the application in writing of the Holders of not less than one tenth in nominal value of the Notes at the date of application delivered to OMI's



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registered office, by giving notice to each of the Noteholders at the Noteholder's address as specified in the Register, convene a meeting of Noteholders to consider the financial statements of OMI laid before the last preceding annual general meeting of OMI and to give to the Trustee directions in relation to the exercise of its powers, and to be held at a time and place specified in the notice under the chairmanship of a person nominated by the Trustee or failing such nomination or if the person nominated by the Trustee to take the chair is not present and willing to take the chair within 15 minutes after the time appointed for holding the meeting, such other person as is appointed in that behalf by the Noteholders present at the meeting;

(h) duly and punctually observe fulfil perform and comply with all the covenants terms conditions and obligations imposed upon it by or under this deed and the Note Conditions in respect of the Notes and notify, and procure its Directors to notify, the Trustee in writing immediately on becoming aware that any of such covenants terms conditions and obligations cannot be fulfilled or performed;

(i) notify the Trustee when demand is made under any of the Notes or if they become redeemable on demand;

(j) observe and comply with the terms of issue relating to the Notes;

(k) duly pay or cause to be paid within the requisite period all rents, rates, taxes (other than income tax) and other liabilities assessed against or charged on the properties of OMI and pay all debts in the ordinary course of business unless the solicitors for OMI have certified to the Trustee that OMI has reasonable grounds for contesting any such assessment charge or debt and that there is no obligation under any law or otherwise on OMI to make any payment of any such rents, rates, taxes, debts or other liabilities whilst OMI is contesting any such assessment, charge or debt or, if there is such an obligation, OMI has fully and properly complied with it;

(l) where there exists any recurring obligation on OMI or the Trustee or both of them to furnish to a Commissioner of Stamp Duties or other relevant authority information on the basis of which stamp duty or any other rate, tax, charge or levy will be payable in any State or Territory or other place, furnish to the Trustee information required by the Trustee to properly complete any return required to be lodged under the provisions of the relevant stamp duty, financial institutions duty or other legislation which are applicable to this deed or any of the Notes or otherwise to place the Trustee in a position to comply with its obligations in respect to any undertaking given by it pursuant to any such legislation, such information to be furnished to the Trustee where practicable no less than 14 days prior to the time when such information is required to be lodged with a Commissioner of Stamp Duties or other relevant authority. Notwithstanding the furnishing of such information to the Trustee, OMI will, unless the first mentioned obligation is imposed by law solely upon the Trustee, furnish such information to the relevant Commissioner of Stamp Duties or other authority in such form and by such time as is required by the applicable law; and



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(m) supply to the Trustee or a Noteholder a copy of the Register within 5 Business Days of the receipt of a written request for it.

## 13. REPORTS

OMI covenants with the Trustee that while there are Notes outstanding it will furnish or cause to be furnished to the Trustee:

(a) within 90 days after the close of each of its financial years:

(i) a copy of its audited balance sheet and profit and loss account for its last completed financial year; and

(ii) in respect of the same financial year a copy of the audited Consolidated Balance Sheet and profit and loss account of OMI and each of its subsidiaries;

(b) within 75 days after the end of the first six months of each of its financial years:

(i) a copy of its reviewed balance sheet and profit and loss account for the period of six months commencing on the day next following the close of its last completed financial year; and

(ii) in respect of the same period of six months, a copy of the reviewed Consolidated Balance Sheet and profit and loss account of OMI and each of its subsidiaries,

(provided that a reference in this clause 11(b) to the profit and loss accounts and balance sheets being "reviewed" means a review by OMI's auditors as contemplated by section 309 of the Corporations Act);

(c) with every such balance sheet and profit and loss account furnished to the Trustee pursuant to paragraphs (a) and (b) of this clause, all documents required by the Corporations Act to be annexed or attached thereto or to accompany such balance sheet and profit and loss account;

(d) simultaneously with their issue, copies of all notices and circulars issued to the Noteholders by OMI;

(e) at the same time as it furnishes or causes to be furnished to the Trustee the documents referred to in paragraph (a) in respect of a financial year a report of the Auditors stating as at the date which the last financial statements are made up:

(i) the total amount of the Notes;

(ii) whether or not all interest due and any Principal Moneys which have fallen due for repayment have been paid and the payments have been duly made as required by this deed;



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(iii) whether or not any Noteholder has given notice of election to convert Notes into OMI Shares and whether or not OMI has given effect to such notice as required by this deed;

(iv) whether or not OMI or its agents have duly maintained the Register; and

(v) whether the Auditor has become aware in the course of the performance of his duties of the occurrence of any one or more of the events listed in clause 33 and if so which event or events and whether such event or events is subsisting.

## 14. DISCRETION OF TRUSTEE

(a) The Trustee will, as regards all trusts, powers, authorities and discretions vested in it by this deed (including the power to call up the moneys owing pursuant to this deed), but subject always to clauses 16 and 34.2, have absolute and uncontrolled discretion as to their exercise and, to the extent permitted by the Corporations Act, it will in no way be responsible for any loss, costs, damages, expenses or inconvenience which may result from their exercise or non-exercise.

(b) The Trustee must take all reasonable and proper steps to ensure that information (other than information in the public domain) disclosed to or obtained by it or any officer or officers to whom it may have delegated any powers or discretions or by any representative or auditor appointed by the Trustee under this deed is kept confidential and is not used by the Trustee or by any such officer representative or auditor except in the performance of these powers and discretions or as required under any applicable law.

## 15. LIABILITY OF TRUSTEE

(a) The Trustee enters into this deed only in its capacity as trustee of the Trust and in no other capacity. A liability arising under or in connection with this deed is limited to and can be enforced against the Trustee only to the extent to which it can be satisfied out of property of the Trust, out of which the Trustee is actually indemnified for the liability. This limitation of the Trustee's liability applies despite any other provisions of this deed and extends to all liabilities and obligations of the Trustee in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this deed.

(b) OMI and the Noteholders may not sue the Trustee in any capacity other than as trustee of the Trust. This includes seeking the appointment of a receiver (except in relation to property of the Trust), a liquidator, an administrator or any similar person to the Trustee or proving in any liquidation, administration or arrangement of or affecting the Trustee (except in relation to property of the Trust).

(c) OMI and the Noteholders waive their rights and release the Trustee from any personal liability in respect of any loss or damage which any of them may suffer as a consequence of a failure of the Trustee to perform its obligations under this deed, which cannot be paid or satisfied out of the assets of the Trust.

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(d) The provisions of this clause 15 shall not apply to any obligation or liability of the Trustee to the extent that it is not satisfied because under the Trust or by operation of law there is a reduction in the extent of the Trustee's indemnification out of the assets of the Trust, as a result of the Trustee's fraudulent or wilful neglect, default, breach of duty or breach of trust.

## 16. APPLICATION OF MONEYS RECEIVED BY TRUSTEE

### 16.1 Order of application

All moneys received by the Trustee in respect of amounts payable under this deed must be (subject to the payment of any moneys having priority to the Notes) applied for the following purposes in the following order of priorities:

(a) first, in payment of all costs, charges and expenses incurred and payments made by the Trustee under the provisions of this deed, including all remuneration payable to the Trustee;

(b) secondly, in or towards payment pari passu and rateably of the amounts owing on or due to the Noteholders in respect of the Notes, provided that the Trustee shall have discretion to first pay either the Principal Moneys or interest owing on the Notes in such order as the Trustee sees fit; and

(c) thirdly, in payment of the balance (if any) to OMI without prejudice to the provisions of this clause 16.

### 16.2 Payment to Liquidator

Where the Trustee is legally obliged to do so, the trusts mentioned in clause 16.1 may respectively be performed by the Trustee paying over to the Liquidator for the time being of OMI the amounts or the relevant proportion of the amounts (as the case may be) received by the Trustee (less any amounts already applied in the implementation of the trusts in clause 16.1) on terms that the Liquidator receives such amount subject to those trusts and acknowledges that receipt is on those terms and shall distribute it accordingly and the receipt of the Liquidator for the same shall be a good discharge to the Trustee for the performance by it of the relevant trusts.

### 16.3 Rule against perpetuities

Notwithstanding anything contained in this clause 16, the trusts in this deed shall vest absolutely not later than the date being 80 years less one day from the date of this deed.

## 17. AUTHORISED INVESTMENTS

Any moneys which under the trusts in this deed ought or may be invested by the Trustee may be invested in the name or under the control of the Trustee in any of the investments for the time being authorised by the laws of any State or Territory of the Commonwealth of Australia for the investment by trustees of trust moneys or in any other investments, whether similar or not, which may be selected by the Trustee or



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by placing the same on deposit in the name or under the control of the Trustee at such bank or other financial institution and in such currency as the Trustee may, in its absolute discretion, think fit and the Trustee may at any time or times vary any such investments for or into other investments or convert any moneys so deposited into any other currency and shall not be responsible for any loss occasioned by any such investment, whether by depreciation in value, fluctuations in exchange rates or otherwise.

## 18. PAYMENT TO NOTEHOLDERS

Any payment or redemption to be made in respect of the Notes by OMI or any payment to be made by the Trustee may be made in the manner provided in the Note Conditions or in any terms of issue in respect of the Notes, and any payment or redemption so made shall be a good discharge to OMI or the Trustee, as the case may be. Any payment in full of interest made in respect of a Note shall extinguish any claim of a Noteholder which may arise directly or indirectly in respect of such interest.

## 19. ADDITIONAL POWERS

### 19.1 Expert Advice

The Trustee may in relation to this deed or any Collateral Security or the Notes act on the opinion or advice of or any information obtained from any solicitor, barrister, auditor, valuer, accountant, surveyor, broker, auctioneer or other expert and whether obtained by OMI or the Trustee or otherwise and the Trustee shall not be responsible for any loss occasioned by so acting or declining to act on any such advice opinion or information.

### 19.2 Reliance on certificates

The Trustee is at liberty to accept a certificate given or statement made by any barrister, solicitor, attorney, auditor or officer of OMI and shall not be bound to call for further evidence or be responsible for any loss occasioned by failure to do so.

### 19.3 Trustee's indemnity

Subject to the limits imposed by the Corporations Act and without prejudice to the right of indemnity given by law to trustees, the Trustee is entitled to be and is by this deed indemnified by OMI in respect of all liabilities and expenses incurred in the execution or purported execution of the trusts of this deed or the exercise or attempted exercise of any of the powers authorities and discretions vested in it under this deed (including any waiver given under clause 19.4 or action or proceeding taken under clause 19.5) and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted to be done in any way relating to the powers, authorities and discretions vested in it under this deed (including, without limiting the generality of the foregoing, all liabilities and expenses incurred by the Trustee in respect of any attorney, manager or other person duly appointed by the Trustee pursuant to this deed) other than a claim arising out of fraudulent or wilful neglect, default, breach of duty or breach of trust on the part



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of the Trustee or any employee, servant or agent of the Trustee and the Trustee may retain and pay out from any moneys in its hands (in priority to any claim by any Noteholder) all sums necessary to effectuate and satisfy such indemnity.

19.4 **Trustee can waive**

The Trustee may, whenever it thinks it expedient in the interests of the Noteholders or advantageous to OMI and not detrimental to the interests of the Noteholders to do so, waive (but only in writing) from time to time and on such terms and conditions as it considers expedient, any breach by OMI of any of the covenants, obligations, conditions or agreements binding OMI under this deed or any Collateral Security or contained in any document or certificate issued pursuant to this deed, whereupon subject to those terms and conditions (if any) such breach shall be taken to be extinguished and may not be relied upon by the Trustee or any or all of the Noteholders or any persons claiming through or under them.

19.5 **Actions**

Notwithstanding knowledge by or notice to the Trustee of any breach (whether anticipatory or actual) of, or default in, any such covenant, obligation, condition or provision by OMI, it shall be in the discretion of the Trustee whether to take any action or proceedings against OMI whenever so permitted under this deed unless the Trustee is directed to do so by a resolution of the Noteholders pursuant to clause 34.2. If the Trustee exercises its discretion to take such action or proceedings or the Noteholders exercise their power pursuant to clause 34.2, the Trustee may seek an indemnity from the Noteholders against all liabilities, proceedings, claims and demands to which the Trustee may thereby become liable and all costs charges and expenses which may be incurred by the Trustee in connection therewith and in the absence of such an indemnity being given shall not be under any obligation to act on the Noteholders' exercise of their powers pursuant to clause 34.2.

19.6 **Defective resolution**

The Trustee is not responsible for acting upon any resolution purporting to have been passed at any meeting of the Noteholders in respect whereof minutes have been made and signed even though it may subsequently be found that there was some defect in the constitution of the meeting or the passing of the resolution or that for any reason the resolution was not valid or binding upon the Noteholders.

19.7 **No responsibility**

The Trustee does not incur any responsibility in respect of moneys subscribed by applicants for the Notes.

19.8 **No obligation to notify**

This deed shall not be construed as imposing on the Trustee any obligation to inform any Noteholder of any breach by OMI under this deed.



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## 20. DELEGATION BY TRUSTEE

The Trustee may whenever it thinks expedient in the interest of the Noteholders or advantageous to OMI and not detrimental to the Noteholders:

(a) delegate from time to time and at any time and to any person or persons any of the trusts, powers, authorities or discretions vested in the Trustee upon such terms and conditions and under such regulations (including the giving of power to sub-delegate) as the Trustee may in the interests of the Noteholders think fit, but so that the Trustee is responsible for any person to whom any such delegation may be made to the same extent as if such delegation had not been made, and any act or omission of that person was an act or omission of the Trustee;

(b) instead of acting personally or in the case of a company through its permanent employees, employ in the carrying out of any of the trusts or in the conduct of the business of the Trustee (as the case may be) and at the expense of OMI an agent to transact all business and do all acts required to be done under or pursuant to this deed including the receipt and payment of money, but so that the Trustee is responsible for any acts or omissions of any person to whom any such appointment may be made to the same extent as if such appointment had not been made, and any act or omission of that person was an act or omission of the Trustee;

(c) delegate from time to time and at any time to one or some of its officers any of the trusts, powers, authorities and discretions vested in the Trustee, but so that the Trustee is responsible for any acts or omissions of any person to whom any such delegation may be made to the same extent as if such delegation had not been made, and any act or omission of that person was an act or omission of the Trustee;

(d) apply to a court of competent jurisdiction (the "Court") for directions in relation to any questions arising either before or after the moneys owing pursuant to this deed have become payable and assent to and approve of or oppose any application to the Court made by or at the instance of any Noteholder;

(e) at any time after the moneys owing pursuant to this deed become payable apply to the Court for an order that the trusts of this deed be carried into execution under the direction of the Court and for any other order or directions in relation to the administration of the trusts as the Trustee may deem expedient.

## 21. TRUSTEE'S REMUNERATION

OMI covenants with the Trustee:

(a) that OMI will pay to the Trustee on demand remuneration calculated at the hourly rate prescribed by the scale of fees published from time to time by the Insolvency Practitioners Association of Australia as shall be commensurate



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with the duties, actions, services and responsibilities performed or undertaken by the Trustee from time to time, in the administration of the trusts of this deed and any associated document;

(b) that without limiting the generality of the other provisions of this deed, OMI will also pay to the Trustee on demand all costs, charges and expenses reasonably and properly incurred by or on behalf of the Trustee including remuneration of any experts employed by the Trustee in the administration of the trusts of this deed from time to time:

(i) in or about the preparation, execution and stamping of this deed or any document amending or associated with this deed;

(ii) in or in connection with the carrying out by the Trustee of any right, power, privilege, authority or discretion by this deed and any associated document conferred on the Trustee;

(iii) in or in connection with any breach or default in the observance or performance by OMI of the covenants, obligations and conditions of this deed and any associated document;

(iv) in or in connection with the convening and holding of any meeting of Noteholders or the carrying out of any directions or resolutions of any such meeting;

(v) in or in connection with or incidental to the carrying out of its obligations hereunder or under any statute of a special or unusual nature; and

(vi) in dealing with any disputes which may arise from time to time in connection with this deed and any associated document; and

(c) that all remuneration and payments shall be paid in priority to any claim by any Noteholder and shall continue to be payable until the trusts of this deed are finally wound up (whether or not the trusts are in the course of administration by or under the order of any court) and the Trustee may retain and pay to itself all such remuneration and payments out of any moneys for the time being in its hands upon the trusts of this deed.

## 22. NOTICES

### 22.1 Notice in writing

Any notice given under or pursuant to this deed shall be in writing signed by and on behalf of OMI or the Trustee by an officer employee agent solicitor or attorney thereof and shall be deemed duly given or made if delivered or sent by post or facsimile transmission as follows:



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(a) OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
Unit 1/12 Booran Drive
SLACKS CREEK QLD 4127
Attention: Ian Fraser
Facsimile: (07) 3209 4765

(b) BEATH INVESTMENT SERVICES PTY LIMITED
c/- Holden & Bolster
Level 31, Australia Square
264-278 George Street
SYDNEY NSW 2000
Attention: Ray Beath
Facsimile: (02) 9241 7960

Each party may change its address or facsimile number for the purpose of this deed by giving notice of such change to the other pursuant to the provisions of this clause.

22.2 **Receipt**

Any notice, demand or other communication shall be deemed, in the absence of proof to the contrary, to have been received by the person to whom it was sent:

(a) in the case of hand delivery, upon such delivery;

(b) in the case of pre-paid post, 3 Business Days after the date of dispatch;

(c) in the case of facsimile transmission at the time of dispatch, provided that following transmission the sender receives a transmission confirmation report indicating that the facsimile was sent in its entirety to the facsimile number of the recipient.

22.3 **Adaptations**

The provisions of this clause 22 shall apply with such adaptations as are necessary in respect of any notice given by the Trustee or by OMI to a Noteholder or Optionholder and the address of a Noteholder or Optionholder for that purpose shall be the address recorded in the Register for that Noteholder or Optionholder and in the case of joint Noteholders or joint Optionholders, the address recorded in the Register of the first mentioned such Noteholder or Optionholder.

22.4 **Interpretation**

In this clause:

"**notice**" includes a demand, consent, request or other communication under or pursuant to a provision of this deed; and

"**given**" in relation to a demand means made and cognate expressions have cognate meanings.



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## 23. ALTERATION OF DEED

### 23.1 Permitted amendments

Subject to clause 23.2, at any time and from time to time, OMI and the Trustee by deed may jointly modify, alter, amend, delete or add to this deed and the schedules and the terms of issue (if any) of any Notes in the following cases:

(a) if in the opinion of the Trustee such modification, alteration, amendment, deletion or addition is of a formal or technical nature or is made to correct a manifest error and is otherwise not considered by the Trustee to be or be likely to be materially prejudicial to the interests of Noteholders; or

(b) generally in any case where such modification, alteration or amendment, deletion or addition is considered by the Trustee not to be or likely to be materially prejudicial to the interests of Noteholders; or

(c) if such modification, alteration, amendment, deletion or addition is authorised by a Special Resolution passed at a meeting of Noteholders held pursuant to the provisions of schedule 2; or

(d) if in the opinion of the Trustee or of a barrister or solicitor instructed by the Trustee such modification, alteration, amendment, deletion or addition is necessary or expedient to comply with the provisions of any statute or ordinance or any law made under the authority of any statute or ordinance or with the requirement of any statutory authority.

### 23.2 Restricted amendments

Notwithstanding clause 23.1, no modification, alteration, amendment, deletion or addition may be made to this deed or to the terms of issue of any Notes if its effect would be to:

(a) bring forward the date for repayment of the Notes;

(b) alter the rate of interest on the Notes or the dates on which interest is paid; or

(c) amend this subclause.

## 24. RESIGNATION AND APPOINTMENT OF TRUSTEE

### 24.1 Resignation

The Trustee may resign at any time without assigning any reason upon giving not less than 30 days notice in writing to OMI of its intention so to do. Subject to clause 24.2, the power of appointing a new Trustee or new Trustees shall be vested in OMI. OMI shall exercise its power of appointment promptly upon receiving notice of the resignation. The resignation of the Trustee shall not take effect until the appointment of the new Trustee is made as aforesaid. Any new Trustee appointed by OMI must be with the approval of an Ordinary Resolution of the Noteholders.



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## 24.2 Replacement

If, within 30 days after the Trustee has given notice in writing to OMI of its desire to retire, a new Trustee has not or new Trustees have not been appointed the Trustee will become entitled to appoint by memorandum a new Trustee of this deed and any such appointment will be effective without the approval of OMI or the Noteholders being required, but the Trustee may, in lieu of exercising the power conferred by this sub-clause, convene a meeting of the Noteholders for the purpose of appointing by a resolution passed by the Noteholders as the new Trustee a person nominated either by the Trustee or by any Noteholder.

## 24.3 Timing

The Trustee covenants for the benefit of Noteholders that it will not cease to be the Trustee until a new Trustee has been appointed as trustee in its stead.

## 24.4 Removal by Noteholders

The Noteholders may by Special Resolution remove the Trustee in which case the provisions of clause 24.1, but not clause 24.2, regarding the appointment of a new Trustee will apply. The removal of the Trustee does not take effect until the appointment of the new Trustee is made.

# 25. RELIANCE BY TRUSTEE ON CERTIFICATES

The Trustee is entitled at any time to accept and act upon as conclusive and sufficient and to rely upon for any purpose (without being in any way bound to call for further evidence or information or being responsible for any loss that may be occasioned by its relying thereon) any of the following:

(a) a certificate signed by any two Directors or a Director and the secretary of OMI on behalf of the Board as to any fact or matter or to the effect that any particular contract, dealing, release, transaction or proposal is in the opinion of the persons so certifying commercially desirable, and is not detrimental or prejudicial to the interests of the Noteholders;

(b) any information, report, balance sheet, profit and loss account, certificate or statement supplied by OMI, by any Director, Auditor or secretary or duly authorised officer of any of them or any barrister or solicitor employed by OMI, any valuer, auctioneer or any issuing house concerned with the issue of any of the Notes; and

(c) all statements (including statements made or given to the best of the knowledge and belief or similarly qualified) contained in any statement, certificate, report, balance sheet or profit and loss account given pursuant to the provisions of or otherwise in relation to this deed.



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## 26. PAYMENTS BY OMI OR TRUSTEE

### 26.1 Timing

Whenever in respect of any of the Notes registered as held by any Noteholder in consequence of:

(a) the death of such Noteholder;

(b) the non-payment of any income tax or other tax payable by such Noteholder;

(c) the non-payment of any estate, probate, succession, death, stamp or other duty by the legal representative of such Noteholder by or out of his estate; or

(d) any other act or thing;

any law for the time being of the Commonwealth of Australia or any State or Territory or any other country or place imposes or purports to impose any immediate or future or possible liability on OMI or the Trustee to make any payments to any government or taxation authority OMI or the Trustee (as the case may be) shall in respect of such liability be indemnified by such Noteholder, his executors and administrators and any moneys paid by OMI or the Trustee in respect of any such liability may be recovered by action from such Noteholder, his executors and administrators as a debt due to OMI or the Trustee (as the case may be) and OMI or the Trustee (as the case may be) is entitled to set off the amount of such liability against any amount due to the Noteholder under this deed or the Note Conditions.

### 26.2 Nothing to affect remedy

Nothing contained in this deed prejudices or affects any right or remedy which any law may confer or purport to confer on OMI or the Trustee and as between OMI or the Trustee and every Noteholder and their legal representatives any right or remedy which the law confers on OMI or the Trustee is enforceable by it.

## 27. DETERMINATION BY TRUSTEE

The Trustee may determine as between itself and the Noteholders all questions and matters of doubt arising in relation to any of the provisions of this deed and every such determination made in good faith in the best interests of the Noteholders whether upon a question actually raised or implied in the acts or proceedings of the Trustee shall be conclusive and shall bind all Noteholders.

## 28. DISCHARGE AND RELEASE

### 28.1 Payment

Upon all the moneys owing pursuant to this deed being paid in full or otherwise satisfied (as to which the Trustee may accept as conclusive a report by the Auditor) and upon payment of all costs, charges and expenses incurred by the Trustee and



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any other moneys due to the Noteholders, the Noteholders shall at the request and cost of OMI release and discharge OMI from its liabilities, obligations and covenants under or in respect of this deed.

28.2 **Responsibility**

Notwithstanding any payment and release:

(a) OMI will (unless the Trustee in its discretion shall otherwise decide either generally or in relation to any specific case) be and remain responsible for making all administrative arrangements in relation to any payment of such money to Noteholders who may be entitled to payment or as may be required by law; and

(b) OMI will be responsible for all costs and expenses in relation to such administrative arrangement.

28.3 **Payment requirements satisfied**

The Trustee has no obligation to make any reimbursement or payment under this clause if it is not satisfied that all legal and evidentiary requirements for payment have been satisfied.

## 29. EXECUTION OF DOCUMENTS BY TRUSTEE

The Trustee is authorised and empowered to sign and execute any deed, instrument or document which may be required in the exercise of any power or discretion vested in the Trustee under this deed, or which it may enter into as a result of any authorisation given by any meeting of Noteholders or to effect any modification, alteration, addition, comprise, arrangement, discharge or release permissible hereunder.

## 30. INCORPORATION OF SCHEDULES

The provisions contained in the schedules shall have full effect as if they had been incorporated in this deed.

## 31. STAMP DUTY

OMI covenants with the Trustee that it will indemnify the Trustee against any stamp duty (including penalties) in respect of the execution of this deed or any Collateral Security, the creation and inscription of the Notes, the subscription for Notes, the issue to the Noteholders of OMI Shares to which the Noteholder is entitled on conversion or redemption of any Note, payment of money to the Noteholder and the redemption of the Notes and agrees that payment of any such duty by the Trustee or a Noteholder is not a condition precedent to the enforcement of such indemnity.



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## 32. GOVERNING LAW

This deed shall be governed by and construed in accordance with the laws of the state of New South Wales.

## 33. EVENTS OF DEFAULT

### 33.1 Circumstances

The occurrence of any of the following events will constitute the occurrence of an event of default:

(a) **(non-payment)** if OMI fails to pay any part of the Principal Moneys or any interest accrued due thereon or any other moneys payable under this deed or the Collateral Security within 10 Business Days after the same becomes due and payable;

(b) **(non-conversion)** if OMI fails to give effect to a Noteholder's notice to Convert a Note within 10 Business Days of receipt of the Notice by OMI;

(c) **(other obligations)** if OMI fails to perform any provision of this deed (including without limitation the Note Conditions and Option Conditions ) or any Collateral Security requiring performance by it in any material respect and that failure is incapable of remedy or, if capable of remedy, continues for 20 Business Days after OMI receives a notice from the Trustee or a Noteholder requiring that the failure be remedied;

(d) **(misrepresentation)** if any representation, warranty or statement made or repeated in or in connection with this deed or any Collateral Security is untrue or misleading (whether by omission or otherwise) in any material respect when so made or repeated;

(e) **(involuntary winding up)** if any application is made for the winding up of OMI and the application is not dismissed or withdrawn within 15 Business Days, or an order is made for the winding up of OMI;

(f) **(voluntary winding up)** if OMI passes a resolution for its winding up;

(g) **(receiver or liquidator)** if a receiver, receiver and manager, provisional liquidator, trustee for creditors or in bankruptcy or analogous person is appointed to, or the holder of an encumbrance or security interest takes (or appoints an agent to take) possession of, any property of OMI;

(h) **(administrator)** if OMI or any other person appoints an administrator to OMI or takes any step to do so;

(i) **(insolvency)** if OMI:

(i) suspends payment of its debts;



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(ii) ceases or threatens to cease to carry on all or a material part of its business;

(iii) is or states that it is unable to pay its debts; or

(iv) is taken to fail to comply with a statutory demand in accordance with the Corporations Act;

(j) **(compromise or arrangements)** if OMI takes any step for the purpose of entering into a comprise or arrangement with any of its members, or creditors, generally or any class of them;

(k) **(distress or other execution)** other than those already in existence and disclosed to the Noteholders prior to the date of this deed, if the process of any court or authority is invoked against OMI or any of OMI's property to enforce any judgment or order for the payment of money or the recovery of property in either case exceeding $250,000 and OMI is unable, within 20 Business Days, to satisfy the Trustee that there is no substantial basis for the judgment or order in respect of which the process was invoked;

(l) **(cross-default)** if any of the following occurs:

(i) any other financial indebtedness of OMI in an amount exceeding $250,000 becomes due and payable, or capable of being declared due and payable (other than at the option of OMI) before the stated maturity of that financial indebtedness other than any financial indebtedness arising in the ordinary course of OMI's business;

(ii) any amount, money or currency owing or deliverable by OMI to any financier in an amount exceeding $250,000 is not paid or delivered when due for payment (having regard to any applicable grace period) other than those already in existence and disclosed to the Noteholders prior to the date of this deed;

(iii) any encumbrance or security interest granted by OMI is enforced or becomes capable of being enforced; or

(iv) any bond, debenture, note, certificate, redeemable or repurchasable share or stock or similar instrument in an amount exceeding $250,000 issued by OMI is required to be redeemed or repurchased prior to its stated maturity other than those issued under this deed;

(m) **(compulsory acquisition)** if all or a material part of the property of OMI is compulsorily acquired by any government or governmental agency or OMI sells or divests itself of all or a material part of its property pursuant to a binding order from a court and OMI does not receive compensation for the acquisition, sale or disposal which is acceptable to the Trustee;

(n) **(inability to perform)** if OMI ceases for any reason to be able lawfully to carry out all the transactions which this deed or any Collateral Security contemplates may be carried out by it; or



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(o) **(provisions void)** if all or any material provision of this deed or any Collateral Security:

(i) does not have effect or ceases to have effect in accordance with its terms;

(ii) is or becomes void, voidable, illegal, invalid or unenforceable other than by reason of equitable principles or laws affecting creditors' rights generally,

or OMI claims any of the matters referred to in subparagraphs (i) and (ii) above to be the case.

### 33.2 Adverse interest

An event of default is not to be taken to have occurred under clause (e), (f) or (g) if the Trustee is of the opinion that the order or resolution does not adversely affect the interests of the Noteholders or if the winding up is for the purposes of reconstruction or amalgamation of OMI and has the prior consent of the Trustee, or, if that consent is refused or is not given within 20 Business Days after a request for consent being given to the Trustee by OMI, has the prior approval of a Special Resolution of the Noteholders at a meeting held before the order or resolution and convened and conducted in accordance with the provisions contained in schedule 2 to this deed.

## 34. ENFORCEMENT

### 34.1 Event of default

Subject to the powers, authorities and discretions vested in the Trustee by this deed, upon the occurrence of an event of default referred to in clause 33 or an event of default under the Charge and while, in either case, such an event is continuing, the Notes will by notice given by the Trustee to OMI become immediately due and payable at the option of the Trustee.

### 34.2 Repayment

At any time after the Notes have become immediately repayable under clause 34.1 or otherwise repayable (including, without limitation and for the avoidance of any doubt, repayable under the Note Conditions), the Trustee may, or, if directed by an Ordinary Resolution of the Noteholders passed in accordance with the provisions of schedule 2 must, institute such proceedings as it may think fit or as directed by the Noteholders to enforce repayment of the Notes, together with accrued interest and all other moneys due and payable under or pursuant to this deed or to seek the redemption of the Notes and issue OMI Shares in accordance with the Note Conditions or to enforce such other rights as the Noteholders may from time to time have against OMI, including without limitation, the right to enforce the provisions of this deed.



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34.3 **Indemnity**

Notwithstanding clause 34.2, the Trustee is not required to take any action or proceedings by direction of the Noteholders unless the Noteholders also resolve to indemnify the Trustee against all liabilities, proceedings, claims and demands to which the Trustee may become liable and all costs charges and expenses which may be incurred by the Trustee in that connection.

## 35. NO RIGHT TO SUE

A Noteholder shall not be entitled individually or separately from all other Noteholders to institute proceedings against OMI to enforce the performance of the provisions of this deed or the Notes or to prove in a winding up of OMI or to take any action or exercise any power under the Charge or any other Collateral Security.

## 36. MORATORIUM LEGISLATION

Any statute, proclamation, order, regulation or moratorium whether Federal or State, present or future, shall not abrogate, extinguish, impair, diminish, fetter, delay or otherwise prejudicially affect any rights, powers and remedies given by or accruing to the Trustee or the Noteholders or to the Principal Moneys or interest payable on the Notes or any other moneys owing pursuant to this deed.

## 37. MEETINGS OF NOTEHOLDERS

Meetings of the Noteholders shall be held and be regulated in accordance with schedule 2.

## 38. EXECUTION UNDER POWER OF ATTORNEY

If this document is signed by a person empowered to execute it as attorney of a company it has the effect of a deed within the meaning of that term in the Corporations Act.

## 39. COUNTERPARTS

This deed may be executed in any number of counterparts and those counterparts taken together will constitute one and the same instrument.

## 40. GOODS AND SERVICES TAX

(a) If GST is payable by the supplier on any supply made under this deed the recipient of the supply must pay to the supplier an amount equal to the GST payable on the supply. That amount must be paid at the same time that the consideration for the supply is to be provided under this deed and must be paid in addition to the



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consideration expressed elsewhere in this deed. The supplier on receiving that amount from the recipient of the supply must provide the recipient of the supply with a tax invoice for the supply.

(b) If at any time an adjustment event arises in respect of any supply made under this deed, a corresponding adjustment must be made between the supplier and the recipient of the supply in respect of any amount paid to the supplier by the recipient of the supply and payments to give effect to the adjustment must be made.

(c) Where a party is required under this deed to pay for or reimburse an expense or outgoing of another party or is required to make a payment under an indemnity in respect of an expense or outgoing of another party the amount to be paid is the sum of:

(i) the amount of the expense or outgoing, less any input tax credit in respect of that expense or outgoing that the other party is entitled to; and

(ii) if the other party's recovery is in respect of a taxable supply, an amount equal to the GST payable in respect of that recovery.

(d) In this clause 40 "adjustment event", "consideration", "GST", "input tax credit", "supply", "taxable supply" and "tax invoice" each have the meaning which they are defined to have in the A New Tax System (Goods and Services Tax) Act 1999.



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**EXECUTED** as a deed.

**EXECUTED by OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED** ACN 091 192 871 in accordance with section 127 of the Corporations Act:

| | |
|---|---|
| Signature of Director/Secretary | Signature of Director |
| Name of Director/Secretary | Name of Director |

**EXECUTED** by **BEATH INVESTMENT SERVICES PTY LIMITED** ACN 107 491 154 pursuant to section 127 of the Corporations Act in the presence of:

Signature of Sole Director

Name of Sole Director



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## SCHEDULE 1

## CONDITIONS OF NOTES

### 1. DEFINITIONS

"**ASIC**" means the Australian Securities & Investments Commission;

"**ASX**" means Australian Stock Exchange Limited;

"**Board**" means the board of directors of OMI;

"**Condition**" means a term of the Notes as set out in this schedule;

"**Conversion**" means in relation to a Note, the redemption of the Note by repayment of the Principal Moneys and the application of those Principal Moneys in subscribing for one (1) OMI Share at an issue price of $0.35 (thirty-five cents) per share subject to Condition 3.3 and "**Convert**" and "**Converted**" have corresponding meanings;

"**Conversion Date**" means, in relation to any of the Notes, the date with effect from which those Notes are Converted by OMI following receipt by OMI of a notice given in accordance with these Conditions;

"**Conversion Period**" means the period commencing six (6) months after the date of issue of a Note and expiring on the Redemption Date;

"**First Interest Payment Date**" means the first to occur of 31 March, 30 June, 30 September or 31 December following the issue of a Note;

"**Interest Rate**" means 10% per annum calculated on daily balances;

"**Interest Payment Date**" means:

(a) 31 March, 30 June, 30 September and 31 December each year in respect of the three month period ending on that date; and

(b) where the Notes are Redeemed, the Redemption Date;

"**ITAA**" means the *Income Tax Assessment Act 1936* ("ITAA 36") and the *Income Tax Assessment Act* 1997 ("ITAA 97"), jointly, as applicable;

"**Note**" means a secured redeemable convertible note issued by OMI in accordance with these Conditions;

"**Note Record Date**" means the 5th Business Day before an Interest Payment Date;

"**Noteholder**" means, in respect of any Note, the person who is entered in the register of Notes as the holder of that Note;

"**Official List**" means the Official List of ASX;

"**OMI**" means Occupational & Medical innovations Limited (ACN 091 192 871);

"**OMI Share**" means an ordinary share in the capital of OMI;

"**Redeemed**" means redemption in accordance with Condition 6, and "**Redeem**" and "**Redemption**" have corresponding meanings;

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"**Redemption Date**" means, subject to Condition 6, in relation to Notes not Converted during the Conversion Period, 30 September 2009;

"**Share Price**" means, in respect of a OMI Share on a particular day, the weighted average market price at which OMI Shares have been sold and purchased over the last five days on which sales in OMI shares have been recorded before that day;

"**Tax Change**" means:

(a) any amendment, modification, or replacement of the ITAA;

(b) the announcement of any proposed amendment, modification or replacement of the ITAA by a Minister of the Commonwealth of Australia, the Commonwealth Government, the Commissioner of Taxation or the Australian Taxation Office or by any other responsible public authority;

(c) any ruling or decision of a tribunal or court of competent jurisdiction; and

(d) any announcement or ruling by any of the Commissioner of Taxation or the Australian Taxation Office of, or any assessment from the Commissioner of Taxation disclosing, any change in the interpretation or administration by the Commissioner of Taxation of the ITAA or of any legislation replacing the ITAA.

For the avoidance of any doubt, terms and expressions defined in the Deed apply and have the same meaning in these Conditions.

## 2. GENERAL TERMS OF ISSUE

### 2.1 Composition of Note

Each of the Notes will:

(a) have a principal amount ("**Principal Moneys**") of $0.35 (thirty five cents);

(b) be issued at a face value equal to its Principal Moneys;

(c) be Convertible in the manner and at the times provided by Conditions 3 and 4; and

(d) be transferable in accordance with Condition 9.

### 2.2 Payment for Notes

Each of the Notes must be paid for in full on application.

### 2.3 Interest on Notes

OMI must, subject to Conditions 2.4 and 2.5, pay interest accruing on a daily basis on each outstanding Note calculated on the Principal Moneys of the Note at the Interest Rate and, subject to Condition 2.5, payable on each Interest Payment Date to the



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Noteholder recorded as such as at the last Note Record Date before that Interest Payment Date.

2.4 **Interest for First Interest Payment Date**

Interest payable on the First Interest Payment Date for a Note will be calculated from the date on which the application money for the Note is credited to OMI's account to the First Interest Payment Date.

2.5 **Interest Ceasing**

Interest on Notes will cease to accrue:

(a) where the Notes are Converted, on the Interest Payment Date last occurring before the Conversion Date; or

(b) where Notes are Redeemed, on the date of Redemption of those Notes,

as the case may be.

## 3. GENERAL RIGHTS OF CONVERSION

3.1 **Conversion of Note**

Subject to Condition 3.2, a Noteholder may elect to Convert a Note at any time during the Conversion Period by delivering to OMI at any time during the Conversion Period written notice in the form attached to these Conditions or in such other form as OMI accepts. Subject to Conditions 3.2 and 4.2, OMI must give effect to a notice pursuant to this Condition by the Conversion of the Note not later than 10 Business Days after receipt of the notice by OMI.

3.2 **Effect of Conversion**

If:

(a) a Noteholder elects to Convert a Note in accordance with Condition 3.1; and

(b) after the delivery of the Noteholder's notice and on or before the date of the Conversion of the Note, a Note Record Date occurs; or

(c) the Noteholder's notice is delivered after a Note Record Date but before the next occurring Interest Payment Date,

the Noteholder's notice takes effect and Conversion must occur on the later of the first Business Day after the Interest Payment Date next occurring after that Note Record Date and the Business Day determined by OMI for Conversion of that Note under Condition 3.1.



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3.3 **Conversion where share price falls below $0.28**

If the Share Price is below $0.28 (twenty-eight cents) at the time the Noteholder elects to Convert its Notes, the Noteholder may Convert the Note by having the Principal Moneys applied for OMI Shares at an issue price per OMI Share equal to 90% of the Share Price on the day the Noteholder delivers its Notice to Convert under Condition 3.1.

## 4 ISSUE OF SHARES ON CONVERSION

### 4.1 Notices irrevocable

A notice given under Condition 3.1 is irrevocable.

### 4.2 OMI's obligations on conversion

Upon receipt of a notice from a Noteholder under Condition 3.1, OMI must:

(a) within 10 Business Days; or

(b) if Condition 3.2 applies in relation to that notice, on the later day referred to in that Condition,

Convert the Note and take all steps necessary to cause the Noteholder to become entitled to be registered as the holder of the OMI Shares.

### 4.3 Shares issued to rank equally

OMI Shares issued on Conversion will rank from the date of issue in all respects equally with all other OMI Shares.

## 5. RECONSTRUCTIONS OF CAPITAL

If, before the expiry of the Conversion Period, there is a reorganisation of the issued share capital of OMI (including by way of subdivision, consolidation or reduction), a proportional adjustment will be made to the number and/or issue price of the OMI Shares into which each Note is Convertible, so as to reflect the effect of that reconstruction of OMI's issued capital (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) in a manner which will not result in additional benefits being conferred on a Noteholder which are not conferred on shareholders, but in all other respects the terms for Conversion shall remain unchanged.



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## 6. MATURITY AND REDEMPTION

### 6.1 OMI must redeem on Redemption Date

Subject to Condition 7, OMI must redeem a Note on the Redemption Date of that Note by repayment of the Principal Moneys.

### 6.2 Redemption prior to Redemption Date

OMI may Redeem Notes prior to the Redemption Date, but any such Redemption must be on a pro rata basis as between the Noteholders, if the pro rata calculation results in the number of Notes to be redeemed from a particular Noteholder including a fraction, that number shall be rounded up to the next integer. All early redemptions must be at 110% of the face value of the Notes.

### 6.3 Deductibility of Interest Paid

If OMI is satisfied that any interest paid or payable on Notes is not or may not be allowed as a deduction for Australian income tax purposes, or a Tax Change occurs or a bill to effect such a Tax Change is presented to the Parliament of the Commonwealth of Australia or any other Parliament in Australia and OMI is of the opinion that it is reasonably probable that any such change has or will have the result that any interest paid or payable by OMI on those Notes is or may not be allowed as a deduction for Australian income tax purposes, OMI may repay all the Principal Moneys, or part of the Principal Moneys on a pro rata basis to all Noteholders, of those Notes together with all interest then due (if any) in respect of all of those Notes as if the date of repayment were an Interest Payment Date. If OMI forms the opinion referred to in this Condition, OMI must, within 30 Business Days after forming that opinion, give written notice to the Trustee that OMI intends to repay all or part of the Principal Moneys under this Condition.

## 7. SPECIAL CONVERSION

### 7.1 Share Acquisition by OMI

If, prior to expiry of the Conversion Period, an offer is made to holders of OMI Shares to acquire their shares, and acceptance of the offer would result in the offeror becoming entitled to more than 25% of the issued OMI Shares, OMI shall give notice to the Trustee and the Noteholders accordingly.

### 7.2 Noteholder's conversion

Each Noteholder may, within 30 days of OMI giving such notice, require OMI to Convert all or part of their Notes in accordance with Condition 3.



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## 8. PAYMENT OF INTEREST AND PRINCIPAL

The Principal Moneys payable upon Redemption and interest payable in respect of the Notes on any Interest Payment Date shall be paid to Noteholders, but if an event of default referred to in clause 33 of the Deed occurs, while such an event continues, the covenant given by OMI in clause 10 of the Deed applies to payments.

## 9. TRANSFER OF NOTES

### 9.1 Transfer in writing

Subject to this deed, a Noteholder may transfer all or any of the Noteholder's Notes by instrument in writing which is:

(a) in any usual or common form; or

(b) in any other form approved by the Board,

provided that any such transfer is permitted by the Corporations Act and does not require disclosure to be made by OMI under Section 707 of the Corporations Act or some similar provision.

### 9.2 Requirements of Transfer

Where a Noteholder seeks to transfer all or any of the Noteholder's Notes, OMI may only register the transfer where an instrument satisfying Condition 9.1 is delivered to OMI (including, for this purpose, a person authorised to receive instruments) and the instrument:

(a) is duly stamped, if necessary;

(b) is executed by the transferor and the transferee; and

(c) is accompanied by such evidence as OMI shall reasonably require to establish that the transfer is permitted by the Corporations Act and does not require OMI to make disclosure under Section 707 of the Corporations Act or some similar provision.

### 9.3 Entry of name into register

The transferor of a Note remains the Noteholder in respect of that Note until the transfer is registered and the name of the transferee is entered in the Register in respect of that Note.

### 9.4 Marking of Transfer Form

On request by a Noteholder, OMI shall procure the marking of a transfer form which has been properly executed by that Noteholder as transferor on the following terms:



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(a) the marking will take the form of a certificate endorsed on the transfer form to the effect that the Notes referred to in that transfer form are registered in the name of the Noteholder;

(b) the marking will represent a statement by the Registrar as to the status of the Register only and is given by the Registrar for the benefit of prospective transferees of those Notes;

(c) where any transfer form is so marked and details of it are entered on the Register, the Registrar shall not register any transfer of Notes referred to in that transfer form during the period specified in the certificate except under that marked transfer form; and

(d) marking a transfer form does not result in either it being a document of title in respect of any Note or prevent the Noteholder of the Notes to which the transfer form relates from receiving payments in respect of Notes.

**9.5 No Fee for Registration**

No fee will be charged for the registration of a transfer.

**9.6 Transferee recognised as Noteholder on registration**

On registration of the transfer of Notes, the transferee will be recognised as entitled to the Notes free from any equity, set-off or cross-claim of OMI against the transferor.

**9.7 Retention of Transfer Forms**

All instruments which are in accordance with Condition 9.1 and which are registered will be retained by OMI for a period of seven years.

## 10. SECURITY AND RANKING OF NOTES

The Notes are secured by the Charge and rank pari passu and rateably among themselves, notwithstanding that they may be issued at different times or bear different rates of interest or no interest or be issued at par or at different premiums or different discounts or be repayable or redeemable on different dates or on demand.

## 11. NON-RESIDENT NOTEHOLDERS

**11.1 Conditions Precedent**

Notwithstanding anything contained in the Deed or these Conditions, when a Note (the "**Relevant Note**") is held by or on behalf of a person resident out of Australia the obtaining of all necessary approvals and satisfaction of any statutory requirements by that Noteholder which may then be required or in existence shall be a condition precedent to the right of that Noteholder to receive payment of the Principal Moneys represented by the Relevant Note and to the right to receive OMI Shares. The relevant Noteholder must provide to OMI such evidence as OMI may reasonably



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require that such approvals have been obtained and such statutory requirements have been satisfied.

### 11.2 No obligation or liability on OMI

OMI is not obliged to pay or issue, nor will it be deemed to have committed any breach by failure to pay or issue, the Principal Moneys payable or the OMI Shares in respect of any of the Relevant Notes unless such condition precedent referred to in Condition 11.1 has been satisfied.

### 11.3 Interest ceases to accrue

Interest ceases to accrue after the due date for repayment or satisfaction of the Principal Moneys in respect of any Relevant Notes if the reason for failure to repay or otherwise satisfy such Principal Moneys on such due date is the failure to satisfy the condition precedent referred to in Condition 11.1.

## 12. REGISTER OF NOTEHOLDERS

### 12.1 OMI to establish Register

OMI must establish and maintain or cause to be established and maintained a Register of the Noteholders at such place or places as may be required by the terms of issue of any Notes and at such other place or places as OMI may from time to time determine.

### 12.2 Register contents

In each Register there will be entered the names and addresses of Noteholders whose Notes are registered on that Register, the amount and nature of the Notes held by each such Noteholder, and such other particulars as OMI thinks fit.

### 12.3 More than one register

Where there is more than one Register, Noteholders may elect as to the Register on which their Notes shall for the time being be registered. If no election is made the Notes will be registered on such Register as OMI may decide.

### 12.4 Inspection by Noteholders

Each Register will, except when duly closed (but subject to such reasonable restrictions as OMI may impose, so that not less than 2 hours in each day are allowed for inspection), be open at all reasonable times for inspection by Noteholders.

### 12.5 Transfer from Registers

Where there is more than one Register, Notes will be transferred from one Register to another Register without fee on the written request of the Noteholder subject to the payment by the Noteholder of any stamp duty.



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12.6 **Closure of register**

OMI may from time to time close any Register for any period or periods not exceeding 30 days in one year or such longer period as the Trustee may allow.

## 13. GENERAL

13.1 **OMI may delegate**

OMI may delegate to attorneys such powers authorities and discretions as are conferred on it under these Conditions.

13.2 **Location of property in Notes**

Property in the Notes will for all purposes be regarded as situated at the place where the Register on which the Notes are for the time being registered is situated and not elsewhere.

13.3 **Requests from Noteholders**

Upon receipt of a request from a Noteholder for a copy of this deed, OMI must comply with the request:

(a) if OMI requires payment of an amount not exceeding the amount prescribed by the Corporations Act- within 21 days after payment of the amount is received by OMI or within such longer period as the ASIC approves; or

(b) otherwise - within 21 days after the request is made or within such longer period as the ASIC approves.

Copies of this deed will be provided to the Noteholders at OMI's registered office unless OMI otherwise agrees.

13.4 **Joint Noteholders**

If several persons are entered in the Register as the joint Noteholders of any Notes then the payment to any one of such persons of the Principal Moneys and interest from time to time payable in respect of such Notes will be an effective discharge to OMI for the moneys so paid and notice to any one of such persons will be an effective notice to all such persons.

13.5 **Absolute owners of notes**

Unless otherwise provided in these Conditions, OMI will recognise the Noteholder of any Notes, his executors or administrators as the absolute owner or owners thereof and all persons may act accordingly and the receipt by such Noteholder, his executors or administrators of any moneys payable in respect of such Notes is a good discharge to OMI.



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### 13.6 Effect of trusts

Except as otherwise provided in these Conditions or as ordered by a court of competent jurisdiction or by law, OMI is not bound to take notice of or enter upon the Register any trust or equity affecting the ownership of any Notes or the rights incidental thereto.

### 13.7 No more than 3 joint Noteholders

There shall not be more than 3 joint Noteholders of any Notes except in the case of the legal personal representatives of a deceased Noteholder.

### 13.8 Death of joint Noteholder

In the case of the death of any one of the joint Noteholders the survivor or survivors will be the only person or persons recognised by OMI as having any title or interest in such Notes.

### 13.9 Executors and Administrators

The executors and administrators of a deceased Noteholder (not being one of several joint Noteholders) shall be the only persons recognised by OMI as having any title to his or her Notes.

### 13.10 Entitlement to Notes

Any person becoming entitled to Notes in consequence of the death unsoundness of mind or bankruptcy of any Noteholder upon producing evidence that he or she sustains the character in respect of which he or she proposes to act under this condition may himself or herself become registered as the Noteholder or, subject to the preceding conditions as to transfer, may transfer such Notes.

### 13.11 Retention until entry on register

OMI is at liberty to retain the Principal Moneys and interest payable in respect of any Notes which any person under Condition 13.10 is entitled to or to transfer until such person is registered or duly transfers the same.



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# NOTICE OF ELECTION TO CONVERT NOTES

To: The Directors
Occupational & Medical Innovations Limited (the "**Company**")

I/We whose full name(s) and address(es) appear below give notice of election to convert the Notes specified below:

| Insert number of Notes (@ $0.35 per Note) to be converted into fully paid ordinary shares (@ 1 share per Note) in the Company | |
|---|---|

I/We request that the Company redeem the Notes specified above and apply the Principal Moneys in consideration for the issue to me/us of the shares to which I/we are entitled upon conversion of Notes in accordance with the terms and conditions of Notes appearing in the Schedule 1 of the Option and Redeemable Convertible Note Trust Deed dated ____________ 2006. I/We agree to accept the shares issued to me/us subject to the constitution of the Company.

**Individual Noteholder(s)**

| | |
|---|---|
| Name (Please print) | |
| Address | |
| | |
| Usual Signature | |

Dated ______________________________

**Company Noteholder**

| | |
|---|---|
| Name of Company | |
| Address of Company | |
| | |

**EXECUTED** by:

______________________________
**Signature of director**

______________________________
**Signature of director/secretary**

______________________________
**Name of director**

______________________________
**Name of director/secretary**

Dated ________________________

1. This Notice of Election to Convert Notes should be lodged at the Company's registered office.
2. In case of joint Noteholders, each Noteholder must sign.
3. If this form has been signed by an Attorney and the relevant Power of Attorney has not already been produced to the Company, such Power of Attorney must be forwarded with this form for noting and return.



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## SCHEDULE 2

## MEETINGS OF NOTEHOLDERS

1. The Trustee or OMI may at any time convene a meeting of the Noteholders. The meeting will be held at Brisbane or at such other place as the Trustee may determine or approve. It is a fundamental condition that before a meeting is convened OMI or the Trustee must give the other notice in writing of the place, day and hour of such meeting and the general nature of the business to be transacted at the meeting. In the case of a meeting to be convened by OMI the purpose of which is or includes the removal of the Trustee and the appointment of a new Trustee in its place, the notice must be given to the Trustee not less than 7 days before the notices convening the meeting are sent to the Noteholders. The omission by the Trustee or OMI to give such notice to the other of them will invalidate the proceedings unless the failure to give such notice has been waived in writing by the party to whom such notice should have been given.

2. The Trustee must on the application in writing of the Holders of one tenth in nominal value of Notes at the date of application convene a meeting of Noteholders. An application must state the nature of the business proposed to be transacted at the meeting. OMI will allow the Trustee (without obligation on the part of the Trustee being hereby implied) full access to the Register at any time a meeting is convened, whether or not such Register is for the time being closed, to enable the Trustee to satisfy itself as to the validity of a requisition or for any other purposes relating to the convening by the Trustee of any meeting of Noteholders.

3. OMI must on the application in writing of the Holders of not less than one tenth in nominal value of Notes at the date of application delivered to OMI's registered office, by giving notice to each of the Noteholders at the Noteholder's address as specified in the Register, convene a meeting of Noteholders to consider the accounts and balance sheet of OMI laid before the last preceding annual general meeting of OMI or to give the Trustee directions in relation to the exercise of its powers, and to be held at a time and place specified in the notice.

4. At least 14 days' notice of any meeting must be given to the Noteholders specifying the place, day and hour of a meeting and the general nature of the business to be transacted at the meeting and the terms of resolutions to be proposed. The period of notice is to be determined exclusive of the day on which the notice is served or deemed to be served and the day on which the meeting is held. The accidental omission to give notice to or non-receipt of any notice by any Noteholder will not invalidate the proceedings of any meeting. All notices served by ordinary pre-paid post will be deemed to be served on the third Business Day after the notice was despatched.

5. A person nominated in writing by the Trustee shall be entitled to take the chair at every such meeting, but if there is no such nomination or the person nominated by the Trustee to take the chair is not present and willing to take the chair within 15 minutes after the time appointed for holding the meeting the Noteholders present at the meeting may choose any other person willing to act as chairman.



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6. At any meeting a Noteholder or Noteholders present in person or by proxy or representative or attorney and representing not less than one tenth of the nominal value of the Notes shall form a quorum for the transaction of business. No business can be transacted at any meeting unless the requisite quorum is present at the commencement of business.

7. The directors, authorised representative, nominee, officers, solicitors and auditors of OMI and the Trustee may attend any meeting of Noteholders and shall have the right to be heard.

8. If within half an hour from the time appointed for any meeting of Noteholders a quorum is not present the meeting shall, if convened upon the requisition of Noteholders, be dissolved. In any other case it shall stand adjourned to the same day in the next week (or if such day is not a Business Day the next succeeding Business Day) at the same time and place and if at such adjourned meeting the same position prevails the meeting shall stand dissolved.

9. The chairman may with the consent of any meeting adjourn the same from time to time and from place to place.

10. Unless a poll is duly demanded, a question put to the vote of a meeting of the Noteholders shall be decided by a show of hands.

11. Unless a poll is duly demanded, a declaration by the chairman that a resolution has been carried or carried by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of that fact.

12. A poll may only be demanded (before or on the declaration of the result of the show of hands) by the chairman or OMI or by one or more Noteholders present in person or by proxy, attorney or representative.

13. In the case of an equality of votes whether on a show of hands or a poll the chairman at the meeting at which the show of hands takes place or at which the poll is demanded shall, provided he is a Noteholder or a proxy, attorney or representative for a Noteholder or the nominee of the Trustee be entitled to a casting vote in addition to the votes (if any) to which he may be entitled as a Noteholder, proxy, attorney or representative.

14. A poll demanded on the election of a chairman (other than the nominee of the Trustee) or on a question of adjournment shall be taken at the meeting without adjournment. A poll demanded on any other question shall be taken in such manner and either at once or after an interval or adjournment as the chairman directs. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was directed or demanded.

15. The demand for a poll:

    (a) shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded; and

    (b) may be withdrawn.



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File No.: **82 - 5174**
Page No. 47 of 55 pages.

16. Except as provided by Condition 13.6 of schedule 1 no person or persons other than Noteholders shall be recognised and treated as the legal holders of the Notes mentioned in the Register whether or not such persons are the beneficial owners of such Notes, and Noteholders and those persons referred to in Condition 13.6 of schedule 1 shall accordingly be exclusively entitled to vote (in person or by proxy, attorney or by representative) in respect of the Notes.

17. Every instrument appointing a proxy or representative must be in writing under the hand of the appointor or in the case of a corporation under its common seal or executed in accordance with the Corporations Act (or under the hand of the corporation's attorney) and must be delivered to or received by facsimile at the place stated for that purpose in the notice convening the meeting or if no place is stated then at the registered office of OMI at least 48 hours before the time notified for that meeting. An instrument of proxy may be in the usual or common form or in any other form as the Trustee shall approve. Any person may be appointed a proxy or representative whether or not he is a Noteholder. The proxy may be either special or general. Any holder of a proxy shall have the right to be heard. The proxy shall be deemed to include the right to demand or join in demanding a poll. A proxy whether in the usual or common form or not shall unless the contrary is stated in it be valid for any adjournment of the meeting and need not be witnessed. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or unsoundness of mind of the principal or revocation of the proxy or of the authority under which the proxy was executed or the transfer of the Notes in respect of which the proxy is given if no intimation in writing of such death, unsoundness of mind, revocation or transfer has been received by OMI at its registered office before the commencement of the meeting or adjourned meeting at which the proxy is used.

18. At every meeting each Noteholder present in person or by proxy, attorney or representative shall on a show of hands be entitled to one vote only but on a poll shall be entitled whether voting in person or by proxy, attorney or by representative to one vote in respect of every one Note held. Any Note registered in the name of OMI or held by any person beneficially on behalf of OMI or any related body corporate shall not confer any voting rights or be taken into account as Notes in determining whether in any case the required majority is obtained or a quorum is present at a meeting or a poll is duly demanded and prior to the commencement of business at any meeting there shall be given to the chairman of the meeting a certificate by the secretary of OMI or any other officer duly authorised for the purpose of stating whether there are any Notes and if so the total amount of Notes represented at the meeting to which the exclusions required by this clause are applicable.

19. If two or more persons are registered as joint holders of any Notes only one of the joint holders shall be entitled to vote at a meeting in respect of the Notes, either personally or by proxy, attorney, or representative, and if more than one of the joint holders is present at any meeting personally or by proxy, attorney or representative, only the joint holder whose name stands first on the Register shall be entitled to vote in respect of the Notes. Several executors or administrators of a deceased Noteholder in whose name any Notes stand shall for the purpose of this provision be deemed joint holders of those Notes.



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File No.: 82 - 5174
Page No. 48 of 55 pages

20. Noteholders shall in addition to the powers given in the Deed have the following powers exercisable by Special Resolution only, namely:

(a) power to sanction any release, modification, waiver or comprise of any of the rights of the Noteholders (however arising) against OMI;

(b) power to sanction but (except as provided in the Deed) not require OMI to repay the Principal Moneys in respect of Notes prior to or after the due date for repayment thereof;

(c) subject to clause 23.1 of the Deed power to modify, alter, amend or add to the provisions contained in the Deed and power to ratify and adopt any such modification, alteration, amendment or addition;

(d) subject to clause 24 of the Deed power to remove or appoint any Trustee;

(e) power to give any sanction, assent, release or waiver in respect of any breach or default by OMI under any of the provisions of the Deed, either unconditionally or upon such conditions as the Noteholders direct;

(f) power to sanction any scheme of reconstruction of OMI or for the amalgamation of OMI with any other company or corporation;

(g) power to give any release in respect of anything done or omitted to be done by the Trustee; and

(h) power to give any sanction, authority, approval, direction or request which under the provisions of the Deed is required to be given by Special Resolution.

21. Subject to clause 24 of the Deed a meeting of Noteholders may by Ordinary Resolution approve of a new Trustee or new Trustees to be appointed by OMI.

22. A resolution passed at a meeting of the Noteholders duly convened and held in accordance with this deed shall be binding upon all the Noteholders and each of the Noteholders shall be bound to give effect to it accordingly and the passing of any such resolution shall be conclusive evidence that the circumstances justified the passing thereof without the right of appeal to any court or tribunal.

23. Minutes of all resolutions and proceedings at every such meeting shall be made and duly entered into books to be from time to time provided for that purpose by OMI at the expense of OMI and any such minutes if purporting to be signed by the chairman of the meeting at which such resolutions were passed shall be conclusive evidence of the matters contained in those minutes and until the contrary is proved every such meeting in respect of the proceedings of which minutes have been so made shall be deemed to have been duly held and convened and all resolutions passed at those meetings or proceedings taken to have been duly passed and taken. Copies of minutes shall be supplied by OMI to the Trustee as early as practicable after the holding of the meeting in respect of which they were made.

24. The Trustee may at its discretion refer any question arising under this deed to a meeting of the Noteholders and may if it thinks fit act in accordance with any



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File No.: 82 - 5174
Page No. 49 of 55 pages

resolution passed in relation to that reference, but this clause shall not be deemed to curtail or limit in any way the powers of the Trustee under the Deed.

25. If OMI has issued Notes with different terms of issue then the foregoing provisions of this schedule have effect subject to the following modifications:

(a) a resolution which in the opinion of the Trustee affects the rights of a group of Noteholders but not all Noteholders shall be deemed to have been duly passed if passed at a separate meeting of the group of Noteholders whose rights are so affected;

(b) a resolution which in the opinion of the Trustee affects the rights of more than one group of Noteholders and in the opinion of the Trustee gives or may give rise to a conflict of interests between the Noteholders of any of the groups affected shall be deemed to have been duly passed if passed at separate meetings of the holders of the Notes of each group so affected; and

(c) in respect of all meetings the preceding provisions of this schedule shall mutatis mutandis apply as though references to Notes and Noteholders were references to the Notes of the group in question and to the Noteholders of the group respectively.



Rule 12g3 - 2b exemption.
File No.: **82 - 5174**
Page No. 50 of 55 pages.

SCHEDULE 3

## CONDITIONS OF OPTIONS

1. **DEFINITIONS**

"**Board**" means the board of directors of OMI;

"**Expiry Time**" means 5.00pm local time on the Expiry Date;

"**Expiry Date**" means 30 September 2009;

"**Exercise Price**" means the sum of $0.35 (thirty-five cents) payable as the issue price of an OMI Share upon the exercise of an Option;

"**Optionholder**" means in respect of any Option, the person who is entered in the register of Options as the holder of that Option.

For the avoidance of any doubt, terms and expressions defined in the Deed apply and have the same meaning in these Conditions.

2. **GRANT OF OPTIONS**

2.1 OMI grants to each person to whom it has issued Notes under the Deed, one Option for every Note issued to that person, upon the terms set out in these Option Conditions.

2.2 A certificate will be issued to each Optionholder upon acquiring an Option.

3. **TERMS OF OPTIONS**

3.1 The Options are issued free of charge.

3.2 Each Option expires at the Expiry Time.

3.3 The Options may be exercised at any time until the Expiry Time.

3.4 Options may be exercised by the Optionholder forwarding to OMI the certificate for that Option with the notice of exercise form attached to the certificate duly completed and specifying the number of Options exercised together with payment of the Exercise Price for each Option exercised.

3.5 An Optionholder must exercise Options in multiples of 1,000, but if the total number of Options held by an Optionholder at any time is less than 1,000, the Optionholder may exercise that number of Options.

3.6 Any notice of exercise of an Option received by OMI will be deemed to be effective as of the last day of the month in which it is received.



Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 51 of 55 pages.

3.7 OMI Shares issued on the exercise of an Option will be allotted within 5 Business Days of the deemed exercise date and will rank from the deemed exercise date pari passu with the then issued OMI Shares. Share certificates or holding statements will be despatched within ten Business Days after allotment.

4. QUOTATION

4.1 Options will not be quoted on ASX.

4.2 OMI will make application to ASX for official quotation of shares issued following the exercise of Options, if OMI is listed and its other shares are quoted at that time.

5. PARTICIPATION IN FUTURE ISSUES

5.1 An Optionholder may only participate in new issues of securities to holders of Shares if the Option has been exercised, if that is permitted by its terms, and the Share has been allotted in respect of the Option before the record date for determining entitlement to the issue. OMI must give notice to Optionholders of any new issue before the record date for determining entitlements to the issue in accordance with the Listing Rules (the provisions of which shall be applied even if OMI is not listed).

(a) **Bonus Issue**

If OMI makes a bonus issue of Shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Share has been allotted in respect of an Option before the record date for determining entitlements to the bonus issue then that Option, when exercised, will entitle the holder to receive the bonus issue in respect of the Share(s) resulting from exercise of the Option as if the Option has been exercised and the Share allotted before the record date.

(b) **Rights Issue**

If OMI makes an offer of Shares pro rata to existing shareholders (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Share has been allotted in respect of an Option before the record date for determining entitlements to the rights issue, the exercise price of Options shall be reduced according to the following formulae:

$$X = O - E[P-(S + D)] / (N + 1)$$

where:

X = the new exercise price of the Option;

O = the previous exercise price of the Option;

E = the number of shares into which one Option may be exercised;

P = the weighted average market price of Shares sold in the ordinary course of trading on the ASX during the five trading days ending on the day immediately prior to the ex-rights date or ex-entitlement date;



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File No.: 82 - 5174
Page No: 52 of 55 pages.

S = the subscription price for new Shares under the rights issue;

D = any dividends due but not yet paid on existing Shares (except those to be issued under the pro rata issue); and

N = the number of Shares with rights or entitlements that must be held to receive a right to one new Share.

(c) **Aggregation**

If Options are exercised simultaneously then the holder may aggregate the number of Shares or fractions of Shares or other securities to which the holder is entitled to subscribe under those Options. Fractions in the aggregate number only will be disregarded in determining the total entitlement to subscribe.

(d) **Advice**

OMI must give notice to each holder of Options of any adjustment to the number of Shares which the holder is entitled to subscribe for on exercise of the Option or the exercise price per Share in accordance with the Listing Rules and to the extent of any inconsistency, the provisions of the Listing Rules shall prevail even if OMI is not listed.

6. **REORGANISATION OF CAPITAL**

6.1 If there is a reorganisation of capital of OMI applying pro rata to existing shareholders and no Share has been allotted in respect of an Option before the record date for determining reorganisation to such capital, then the following shall apply:

(a) each Option will entitle the holder to subscribe for ordinary shares ranking pari passu with the ordinary shares on issue after the reconstruction;

(b) in the event of a consolidation of the share capital of OMI, the number of Options will be consolidated in the same ratio as the ordinary share capital and the exercise price will be amended in inverse proportion to that ratio;

(c) in the event of a subdivision of the share capital of OMI, the number of Options will be subdivided in the same ratio as the ordinary share capital and the exercise price will be amended in inverse proportion to that ratio;

(d) in the event of a return of share capital, the number of Options will remain the same and the exercise price of each Option will be reduced by the same amount as the amount returned in relation to each Share;

(e) in the event of a reduction of capital by a cancellation of paid up capital that is either lost or not represented by available assets where no shares are cancelled, the number of Options and the exercise price of each Option will remain unaltered;



Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 53 of 55 pages.

(f) in the event of a pro-rata cancellation of capital, the number of Options will be reduced in the same ratio as the ordinary share capital and the exercise price of each Option will be amended in inverse proportion to that ratio;

(g) in any other case, the number of Options or the exercise price, or both, must be reorganised so that the holder of the Option will not receive a benefit that holders of Shares do not receive,

provided that in any case the Options will be reorganised as required by the Listing Rules on a reorganisation of capital (the provisions of which shall be applied even if OMI is not listed).

## 7. REGISTER OF OPTIONHOLDERS

7.1 OMI must establish and maintain or cause to be established and maintained a Register of the Optionholders at the same place as the Register of Noteholders and at such other place or places as OMI may from time to time determine.

7.2 In each Register there will be entered the names and addresses of Optionholders whose Options are registered on that Register, the number of Options held by each such Optionholder, and such other particulars as OMI thinks fit.

7.3 Where there is more than one Register, Optionholders may elect as to the Register on which their Options shall for the time being be registered. If no election is made the Options will be registered on such Register as OMI may decide.

7.4 Each Register will, except when duly closed (but subject to such reasonable restrictions as OMI may impose, so that not less than 2 hours in each day are allowed for inspection), be open at all reasonable times for inspection by Optionholders.

7.5 Where there is more than one Register, Options will be transferred from one Register to another Register without fee on the written request of the Optionholder subject to the payment by the Optionholder of any stamp duty.

7.6 OMI may from time to time close any Register for any period or periods not exceeding 30 days in one year or such longer period as the Trustee may allow.

## 8. TRANSFER OF OPTIONS

8.1 Subject to this deed, Options may be transferred in whole or in part at any time prior to the Expiry Date.

8.2 Subject to this deed, an Optionholder may transfer all or any of the Optionholder's Options by instrument in writing which is:

(a) in any other usual or common form; or

(b) in any other form approved by the Board,

provided that any such transfer is permitted by the Corporations Act and does not require OMI to make disclosure under section 707 of the Corporations Act or some similar provision.



Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 54 of 55 pages.

8.3 Where an Optionholder seeks to transfer all or any of the Optionholder's Options, OMI may only register the transfer where an instrument satisfying Condition 8.2 is delivered to OMI (including, for this purpose, a person authorised to receive instruments) and the instrument:

(a) is duly stamped, if necessary;

(b) is executed by the transferor and the transferee; and

(c) is accompanied by such evidence as OMI shall reasonably require to establish that the transfer is permitted by the Corporations Act and does not require OMI to make disclosure under section 707 of the Corporations Act or some similar provision.

8.4 The transferor of an Option remains the Optionholder in respect of that Option until the transfer is registered and the name of the transferee is entered in the Register in respect of that Option.

8.5 On request by an Optionholder, OMI shall procure the marking of a transfer form which has been properly executed by that Optionholder as transferor on the following terms:

(a) the marking will take the form of a certificate endorsed on the transfer form to the effect that the Options referred to in that transfer form are registered in the name of the Optionholder;

(b) the marking will represent a statement by the Registrar as to the status of the Register only and is given by the Registrar for the benefit of prospective transferees of those Options;

(c) where any transfer form is so marked and details of it are entered on the Register, the Registrar shall not register any transfer of Options referred to in that transfer form during the period specified in the certificate except under that marked transfer form; and

(d) marking a transfer form does not result in either it being a document of title in respect of any Option or prevent the Optionholder of the Options to which the transfer form relates from receiving payments in respect of Options.

8.6 No fee will be charged for the registration of a transfer.

8.7 On registration of the transfer of Options, the transferee will be recognised as entitled to the Options free from any equity, set-off or cross-claim of OMI against the transferor.

8.8 All instruments which are in accordance with Condition 8.2 and which are registered will be retained by OMI for a period of seven years.



Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 55 of 55 pages.


ASX
AUSTRALIAN STOCK EXCHANGE


SEC MAIL
RECEIVED
PROCESSING
OCT 27 2006
WASH. D.C.
186
SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 23/10/2006

TIME: 12:07:33

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 1 of 3 pages.

*Rule 3.19A.1*

# Appendix 3X

## Initial Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED |
|---|---|
| ABN | 11 091 192 871 |

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Terence James Skene |
|---|---|
| Date of appointment | 17 October 2006 |

**Part 1 - Director's relevant interests in securities of which the director is the registered holder**

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Number & class of securities |
|---|
| NIL |

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 2 of 3 pages.

+ See chapter 19 for defined terms.

**Part 2 – Director's relevant interests in securities of which the director is not the registered holder**

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | **Number & class of Securities**<br><br>47,700 ordinary shares held in the name of Fellcroft Pty Ltd (as Trustee for the Skene Family Trust) in which the Director has a beneficial interest). |
|---|---|

**Part 3 – Director's interests in contracts**

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Detail of contract** | Nil |
|---|---|
| **Nature of interest** | Nil |
| **Name of registered holder (if issued securities)** | Nil |
| **No. and class of securities to which interest relates** | Nil |

Prepared by:

DC Mackenzie
Company Secretary
Occupational & Medical Innovations Limited
23 October 2006

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 3 of 3 pages.

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE


RECEIVED
OCT 27 2006
WASH., D.C.
186
SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 23/10/2006

TIME: 12:08:25

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Director's Interest Notice

**If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.**
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

**PLEASE NOTE:**
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 1 of 3 pages.

*Rule 3.19A.3*

# Appendix 3Z

## Final Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED |
|---|---|
| ABN | 11 091 192 871 |

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of director | ALISTAIR ANGUS CRAY |
|---|---|
| Date of last notice | 5 JULY 2006 |
| Date that director ceased to be director | 17 OCTOBER 2006 |

**Part 1 – Director's relevant interests in securities of which the director is the registered holder**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Number & class of securities |
|---|
| Nil |

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 2 of 3 pages.

+ See chapter 19 for defined terms.

**Part 2 – Director's relevant interests in securities of which the director is not the registered holder**

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest | **Number & class of securities**<br><br>Shares held (338,576) in the name of Leonard Snowden Cray (father) in which Director holds and indirect interest and shares (149,343) in the name of Allcare Investments Pty Ltd (in which Director has an indirect interest). |
|---|---|

**Part 3 – Director's interests in contracts**

| **Detail of contract** | Nil |
|---|---|
| **Nature of interest** | Nil |
| **Name of registered holder (if issued securities)** | Nil |
| **No. and class of securities to which interest relates** | Nil |

Lodged by:

DC Mackenzie
Company Secretary
Occupational & Medical Innovations Limited
23 October 2006

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 3 of 3 pages.

+ See chapter 19 for defined terms.